                                          Filed with the Securities and Exchange
                                           Commission pursuant to Rule 424(b)(2)
                                                              File No. 333-20945


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 2, 1997)

                               3,000,000 SHARES

                                [MUNIMAE LOGO]

                                COMMON SHARES

     Municipal Mortgage and Equity, LLC (the "Company") is a self-advised and self-managed limited liability company which, together with its predecessor, since 1986, has been in the business of originating, investing in and servicing tax-exempt instruments backed by multifamily housing developments. At December 31, 1997, the Company owned a portfolio of 38 mortgage bonds and other bond related investments (collectively, the "Investments") backed by 36 multifamily properties containing a total of 9,993 units and located in 11 states. Of the 38 Investments, 24 represent interests in participating mortgage bonds where the interest payments made to the Company are based, in part, upon property performance. Pursuant to its acquisition growth strategy, the Company intends to acquire seven investments for a total acquisition cost of approximately $116 million in the first quarter of 1998, funded, in part, with the proceeds of this offering.

     As a limited liability company, the Company combines the limited liability, governance and management characteristics of a corporation with the pass-through income features of a partnership. As a result, the tax-exempt income derived from the Investments may be passed through to holders of Common Shares. Approximately 85% of the Company's income in the first nine months of 1997 was tax-exempt.

     All of the growth share interests in the Company (the "Common Shares") offered hereby (the "Offering") are being offered by the Company. Certain officers and directors of the Company are expected to acquire 100,000 Common Shares in the Offering at the price to the public. The Common Shares are listed on the American Stock Exchange (the "AMEX") under the symbol "MMA." The last reported sale price of the Common Shares on the AMEX on January 26, 1998 was $20.625. See "Price Range of Common Shares and Dividend History."

                         ------------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE S-9 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON SHARES.

                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON
   THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

============================================================================================================
                                                                   UNDERWRITING
                                             PRICE TO                DISCOUNTS              PROCEEDS TO
                                              PUBLIC            AND COMMISSIONS(1)          COMPANY(2)
------------------------------------------------------------------------------------------------------------
Per Common Share....................          $20.625                  $1.09                  $19.535
------------------------------------------------------------------------------------------------------------
Total(3)............................        $61,875,000            $3,205,000(4)            $58,670,000
============================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $360,000.
(3) The Company has granted the Underwriters an option to purchase up to an aggregate of 450,000 Common Shares to cover over-allotments. If the option is exercised in full, the total "Price to Public," "Underwriting Discounts and Commissions" and "Proceeds to Company" will be $71,156,250, $3,695,500 and $67,460,750, respectively. See "Underwriting."
(4) The underwriting discounts and commissions payable in respect of the Common Shares sold to the officers, directors and related parties of the Company have been reduced by the amount of the selling concessions. See "Underwriting."

                         ------------------------------

     The Common Shares are offered by the several Underwriters when, as and if delivered to and accepted by them and subject to various prior conditions, including their right to reject orders, in whole or in part. It is expected that delivery of the Common Shares will be made at the offices of Legg Mason Wood Walker, Incorporated, Baltimore, Maryland, on or about January 30, 1998.

LEGG MASON WOOD WALKER
     INCORPORATED
                              MERRILL LYNCH & CO.
                                                      WHEAT FIRST BUTCHER SINGER
January 26, 1998

"38 Investments Backed By Prospectus in 11 States"

Map of the United States with red dots labeled and placed as follows: three in Baltimore, one in Richmond, one in Norfolk, two in Atlanta, one in Fort Myers, two in Miami, one in Knoxville, one in Chattanooga, three in Memphis, one in Springfield (MO), two in St. Louis, three in Kansas City (MO), three in Kansas City (KS), four in Minneapolis/St. Paul, one in Denver, five in Seattle, one in Sacramento, one in Salinas and one in San Bernadino.

"Portfolio Units Geographic Distribution"

Multicolor pie chart indicating the following percentages: Washington - 13%, California - 8%, Colorado - 3%, Florida - 8%; Georgia - 5%, Kansas - 8%; Maryland - 8%, Minnesota - 11%, Missouri - 18%, Tennesse - 13% and Virginia - 5%.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON SHARES. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF COMMON SHARES PRIOR TO THE PRICING OF THE OFFERING FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON SHARES, THE PURCHASE OF COMMON SHARES FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON SHARES OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON SHARES AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

Two fold-out pages with color pictures of each of the following multifamily buildings with these captions: "Indian Lakes Apartments Virginia Beach, Virginia," "Locarno Apartments Kansas City, Missouri," "Nicollette Ridge Burnsville, Minnesota," "Newport Village Thornton, Colorado," "Northridge Park II Salinas, California," "Mallard Cove Everett, Washington," "Southgate Crossings Columbia Maryland" and "The Meadows Memphis, Tennessee."

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated herein or therein by reference. Unless indicated otherwise, the information contained in this Prospectus Supplement assumes that the Underwriters' over-allotment option is not exercised. Unless the context requires otherwise, all references to the "Company" in this Prospectus Supplement and the accompanying Prospectus shall be deemed to include the Company, its predecessor and its subsidiaries. This Prospectus Supplement and the accompanying Prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's actual results could differ materially from those set forth in the forward-looking statements. See "RISK FACTORS" for a discussion of certain factors that might cause such a difference.

                                  THE COMPANY

     The Company is a self-advised and self-managed limited liability company which, together with its predecessor, since 1986, has been in the business of originating, investing in and servicing tax-exempt instruments backed by multifamily housing developments. The Company's primary objective is to maximize value for the holders of Common Shares ("Shareholders") through increases in tax-exempt distributable cash flow per Common Share and appreciation in the value of its Common Shares. The Company's investments principally represent interests in tax-exempt mortgage revenue bonds ("Mortgage Bonds") which have been issued by state and local governments or their agencies or authorities to finance multifamily housing developments. The Company utilizes its unique combination of real estate and tax-exempt investment expertise to acquire and aggressively manage the Mortgage Bonds and the other bond related investments. At December 31, 1997, the Company owned a portfolio of 38 Mortgage Bonds and other bond related investments (the "Investments") directly or indirectly secured by 36 multifamily properties (each, a "Property") containing a total of 9,993 units and located in 11 states. Of the 38 Investments, 24 are participating Mortgage Bonds where the amount of the interest payments made to the Company is based, in part, upon property performance, providing the Company the opportunity to realize greater returns if and to the extent property performance improves.

     As a limited liability company, the Company combines the limited liability, governance and management characteristics of a corporation with outside directors with the pass-through income features of a partnership. As a result, the tax-exempt income derived from the Investments may be passed through to Shareholders. Approximately 85% of the Company's income in the first nine months of 1997 was tax-exempt.

     In 1995, the Company made the strategic decision to restructure in order to take advantage of its expertise in multifamily and tax-exempt bond financing and favorable market conditions for the acquisition of Mortgage Bonds and other related investments. As a result of that decision, the Company transformed itself from an owner of a static portfolio of participating Mortgage Bonds to an active investor which acquires and manages a diversified portfolio of Mortgage Bonds and other bond related investments. The key elements of the Company's strategy are:

- SELECTIVE ACQUISITIONS. The Company seeks external growth by investing in new Mortgage Bonds and other bond related investments which have characteristics similar to the Investments and possess attractive returns. Since 1996, the Company has acquired 16 Mortgage Bonds and other bond related investments for a total original acquisition cost of $110 million. Subsequent to the securitization of five Mortgage Bonds in the fourth quarter of 1997 at an effective annual 10-year cost of approximately 5.2%, the Company retained $54 million of the original acquisition cost. Pursuant to its business plan, the Company expects to acquire in the first quarter of 1998 an additional seven investments (the "Pending Acquisitions") for a total acquisition cost of approximately $116 million, funded in part with the proceeds of this Offering. Management believes that significant additional acquisition opportunities currently exist in the marketplace.

- INTENSIVE ASSET MANAGEMENT. The Company seeks to maximize current and future cash flow growth through active management of the Investments. To achieve this goal, the Company has implemented strategic asset management plans relating to the participating Mortgage Bonds (71% of total assets at September 30, 1997) in order to maximize collections of debt service payments while maintaining the long term economic viability of the Properties. On a portfolio-wide basis, the Company conducts ongoing site visits and inspections, management agent assessments, budget reviews, market analyses and monitoring and monthly and annual operating statement reviews, and also monitors the establishment and review of capital plans.

     The Company's senior management team, led by Mark K. Joseph, its Chairman and Chief Executive Officer, has an average of 10 years of experience with the Company and its affiliates and an average of 20 years of experience in the real estate industry. Upon completion of the Offering, management of the Company will own 6.1% of the outstanding Common Shares in addition to restricted shares and stock options representing 4.4% of the outstanding Common Shares.

                              RECENT ACQUISITIONS

     Since the implementation of its acquisition growth strategy in 1996, the Company has purchased seven Mortgage Bonds and made nine other bond related investments (together, the "Recent Acquisitions"), for a total initial acquisition cost of approximately $110 million. The following table sets forth certain data regarding the Recent Acquisitions:

                                                                      ORIGINAL
                                                                      DATE OF      ACQUISITION
                            NAME OF INVESTMENT                      ACQUISITION        COST
         --------------------------------------------------------   ------------   ------------
         Riverset II(1)..........................................      Jan-96      $  7,238,000
         Locarno.................................................      Aug-96           675,000
         Independence Ridge......................................      Aug-96         1,045,000
         Hunters Ridge/South Pointe..............................      Oct-96         4,368,000
         Hidden Valley...........................................      Dec-96         1,705,000
         Oakbrook................................................      Dec-96         3,242,000
         Torries Chase...........................................      Dec-96         2,080,000
         Charter House(1)........................................      Dec-96         7,752,000
         The Crossings...........................................      Jan-97         7,055,000
         Southgate Crossings(1)..................................      Jun-97        11,075,000
         Indian Lakes............................................     July-97         3,542,000
         Stone Mountain(1).......................................      Oct-97        33,900,000
         Southwood(1)............................................      Nov-97        25,800,000
         Collateral Account(2)...................................      Jun-97         1,000,000
         Cinnamon Ridge(3).......................................      Dec-97               n/a
                                                                                   ------------
                                                                                   $110,477,000
                                                                                   =============

------------------------------
(1) In the fourth quarter of 1997, these Investments were involved in securitization transactions resulting in the Company retaining an investment in the form of RITES(R) with an aggregate face amount of $27.2 million. Residual Interest Tax-Exempt Securities Receipts ("RITES(R)") represent the residual interests in the securitizations which were retained or purchased by the Company. See "THE INVESTMENTS -- Bond Related Investments."

(2) The collateral account is part of a structured finance program developed by the Federal National Mortgage Association to facilitate the credit enhancement of Mortgage Bonds for which there is shared risk. The $1.4 million risk-sharing collateral account provides additional security for these enhanced Mortgage Bonds within a collateralized pool; to the extent this security is not needed to repay the Mortgage Bonds, it will be disbursed to the Company following repayment of the Mortgage Bonds.

(3) The Company has entered into a total return swap which replicates the total return of the Cinnamon Ridge Mortgage Bond financed at a rate of 4.75%. During the term of the swap, the Company will receive taxable income approximating .625% of the face amount of the Cinnamon Ridge Mortgage Bond from the total return swap. The Company is also currently earning a servicing fee of .125% annually from this Property. In addition, the Company has made a $120,000 taxable loan. The Company has not entered into a binding contract to purchase the Cinnamon Ridge Mortgage Bond.

                              PENDING ACQUISITIONS

     The Company has entered into commitment letters relating to five Pending Acquisitions for seven investments with a face value of approximately $116 million. These seven acquisitions (six Mortgage Bonds and one investment in Residual Interest Tax Exempt Securities Receipts ("RITES(R)")) are backed by 14 multifamily properties which have a total of 2,949 units. One of the Pending Acquisitions involves the acquisition of three existing Mortgage Bonds collateralized by multifamily properties in southern Florida and St. Louis; one involves the acquisition of RITES(R) with respect to an existing Mortgage Bond collateralized by a multifamily property in Denver; and two represent the initial transactions in an arrangement with Boston Financial Group Limited Partnership ("Boston Financial"), a syndicator of tax credit equity, whereby the Company will purchase a Mortgage Bond and Boston Financial will provide tax credit equity. The last Pending Acquisition involves the purchase of a Mortgage Bond collateralized by a multifamily property in Universal City, Texas, which allows the Company to participate in 25% of the net property cash flow in excess of required debt service obligations. A charitable organization will be the obligor of this Mortgage Bond. For each of the Pending Acquisitions, there are a number of closing conditions yet to be satisfied, and there can be no assurance that any or all of the Pending Acquisitions will be completed. If any of these transactions are not consummated, the Company intends to locate other comparable investments in accordance with its 1998 business plan. The Company expects to use the proceeds from the Offering and additional securitization transactions to fund the Pending Acquisitions. As a result of securitizations, the Company's interests in these investments may be converted into RITES(R), with the expectation by management that yields on the retained interests would be enhanced relative to the underlying Mortgage Bond return. See "THE
INVESTMENTS -- Bond Related Investments."

     The following table sets forth certain data regarding the Pending
Acquisitions:

                                                       INITIAL        ANTICIPATED
                                         NUMBER       INVESTMENT       MATURITY       INTEREST
            LOCATION OF PROPERTY        OF UNITS        AMOUNT          DATE(1)         RATE
        -----------------------------   --------     ------------     -----------     --------
        Denver, CO...................       437      $  5,720,000         2026          9.450(2)%
        San Jose, CA.................       141         8,050,000         2030          7.250
        San Jose, CA.................       140         8,000,000         2030          7.250
        Miami, FL(3).................       224        10,400,000         2029          7.416(4)
        Miami, FL(3).................        44         2,300,000         2029          7.416(4)
        Miami, FL(3).................       101         4,650,000         2029          7.416(4)
        Miami, FL(3).................       108         5,075,000         2029          7.416(4)
        Miami, FL(3).................       314        18,025,000         2029          7.416(4)
        Miami, FL(3).................       197         5,575,000         2029          7.416(4)
        Miami, FL(3).................       148         6,050,000         2029          7.416(4)
        Miami, FL(3).................       116         6,475,000         2029          7.416(4)
        Lauderdale Lakes, FL.........       315        12,750,000         2029          7.125
        St. Louis, MO................       336        13,200,000         2025          7.125
        Universal City, TX...........       328         9,600,000         2029          7.125(5)
                                        --------     ------------
        Totals.......................     2,949      $115,870,000
                                         ======      ============

------------------------------
(1) The actual maturity dates have not been set, but are anticipated to be as shown.

(2) This rate represents the anticipated yield on the Denver RITES(R) investment, which may actually be higher or lower due to volatility in tax-exempt interest rates.

(3) The Miami Properties collectively secure two of the Mortgage Bonds the Company plans to acquire. The Mortgage Bonds are pari passu and for purposes of this Prospectus Supplement are referred to as one Mortgage Bond. The Series B Mortgage Bond is subject to conversion into a Series A Bond at the request of the borrower upon the satisfaction of certain conditions by the borrower.

(4) This represents a weighted average interest rate for the two Mortgage Bonds. The Series A Mortgage Bond, representing $55,050,000, has an interest rate of 7.125% and the Series B Mortgage Bond, representing $3,500,000, has an interest rate of 12.00%.

(5) In addition, the Company is entitled to receive taxable contingent interest of 25% of the net property cash flow in excess of required debt service obligations.

                                  THE INVESTMENTS

     The following table sets forth certain data with respect to the Company's Investments as of September 30, 1997:

                                                                 BASE
                                                 MONTH-YEAR    INTEREST    MATURITY      FACE      AMORTIZED    UNREALIZED
                 INVESTMENTS                      ACQUIRED       RATE        DATE       AMOUNT       COST       GAIN (LOSS)
----------------------------------------------   -----------   --------    ---------    -------    ---------    -----------
                                                                           (Dollars in thousands)
PARTICIPATING MORTGAGE BONDS:
   Alban Place................................     Sep-86        7.875%    Oct. 2008    $10,065    $ 10,065       $  (667)
   Creekside Village(1).......................     Nov-87        7.500     Nov. 2009     11,760       7,396           162
   Emerald Hills..............................     Mar-88        7.750     Apr. 2008      6,725       6,725           487
   Lakeview Garden(1).........................     Sep-87        7.750     Aug. 2007      9,003       5,674           125
   Newport-on-Seven(1)........................     Aug-86        8.125     Aug. 2008     10,125       7,898           675
   North Pointe(1)............................     Sep-86        7.875     Aug. 2006     25,185      12,738         3,225
   Northridge Park............................     Aug-87        7.500     June 2012      8,815       8,815        (2,006)
   Riverset I.................................     Aug-88        7.875     Nov. 1999     19,000      19,000           529
   Southfork Village..........................     Jan-88        7.875     Jan. 2009     10,375      10,375         1,155
   Villa Hialeah(2)...........................     Nov-87        7.875     Oct. 2009     10,250      10,250        (2,577)
   Willowgreen(1).............................     Nov-86        8.000     Dec. 2010      9,275       6,770             6
   The Crossings..............................     Jan-97        8.000     July 2027      7,050       7,050            --
                                                                                                   --------       -------
   SUBTOTAL PARTICIPATING MORTGAGE BONDS......                                                      112,756         1,114
                                                                                                   --------       -------
MORTGAGE BONDS:
   Riverset II(3).............................     Jan-96        9.500     Oct. 2019      7,610       7,228           915
   Charter House(3)...........................     Dec-96        7.450     July 2026      7,635       7,711           153
   Hidden Valley..............................     Dec-96        8.250     Jan. 2026      1,700       1,700            51
   Oakbrook...................................     Dec-96        8.200     July 2026      3,195       3,227            64
   Torries Chase..............................     Dec-96        8.150     Jan. 2026      2,070       2,070            96
   Southgate Crossings(3).....................     Jun-97        8.000     June 2027     11,060      11,060            --
                                                                                                   --------       -------
   SUBTOTAL MORTGAGE BONDS....................                                                       32,996         1,279
                                                                                                   --------       -------
PARTICIPATING SUBORDINATE MORTGAGE BONDS:
   Barkley Place(1)(4)........................    Feb-95(5)     16.000     Jan. 2030      3,480       2,445           880
   Gilman Meadows(4)..........................    Feb-95(5)      3.000     Jan. 2030      2,875       2,530           859
   Hamilton Chase(4)..........................    Feb-95(5)      3.000     Jan. 2030      6,250       4,140           788
   Mallard Cove I(4)..........................    Feb-95(5)      3.000     Jan. 2030      1,670         798           288
   Mallard Cove II(4).........................    Feb-95(5)      3.000     Jan. 2030      3,750       2,429           516
   Meadows(1)(4)..............................    Feb-95(5)     16.000     Jan. 2030      3,635       3,716           862
   Montclair(4)...............................    Feb-95(5)      3.000     Jan. 2030      6,840       1,691         3,056
   Newport Village(4).........................    Feb-95(5)      3.000     Jan. 2030      4,175       2,973         2,100
   Nicollet Ridge(4)..........................    Feb-95(5)      3.000     Jan. 2030     12,415       6,075           494
   Steeplechase Falls(1)(4)...................    Feb-95(5)     16.000     Jan. 2030      5,300       5,852         2,386
   Whispering Lake(4).........................    Feb-95(5)      3.000     Jan. 2030      8,500       4,779         1,939
   Riverset II................................    Jan-96        10.000     Oct. 2019      1,489       --              955
                                                                                                   --------       -------
   SUBTOTAL PARTICIPATING SUBORDINATE MORTGAGE
    BONDS.....................................                                                       37,428        15,123
                                                                                                   --------       -------
SUBORDINATE MORTGAGE BONDS:
   Independence Ridge.........................    Aug-96        12.500     Dec. 2015      1,045       1,045            11
   Locarno....................................    Aug-96        12.500     Dec. 2015        675         675             3
                                                                                                   --------       -------
   SUBTOTAL SUBORDINATE MORTGAGE BONDS........                                                        1,720            14
                                                                                                   --------       -------
OTHER BOND RELATED INVESTMENTS:
   RITES(R):
    Hunters Ridge/South Pointe................    Oct-96           n/a           n/a      3,560       4,264           147(6)
    Indian Lakes..............................    Jul-97           n/a           n/a      3,360       3,536           112(6)
                                                                                                   --------       -------
      Total RITES(R)..........................                                                        7,800           259
   Purchase Commitment (Stone Mountain).......      n/a            n/a           n/a        n/a       --              170
   Collateral Account(7)......................    Jun-97           n/a           n/a        n/a       1,359            --
                                                                                                   --------       -------
   SUBTOTAL OTHER BOND RELATED INVESTMENTS....                                                        9,159           429
                                                                                                   --------       -------
      TOTAL INVESTMENTS.......................                                                     $194,059       $17,959
                                                                                                   ========       =======

                                                               INTEREST
                                                                INCOME          FACE
                                                                FOR THE       AMOUNT OF
                                                              NINE MONTHS     OBLIGATIONS
                                                                 ENDED         SENIOR
                                                  FAIR       SEPTEMBER 30,     TO THE
                 INVESTMENTS                      VALUE          1997         INVESTMENTS
----------------------------------------------  ---------    -------------    ---------
                                                      (Dollars in thousands)
PARTICIPATING MORTGAGE BONDS:
   Alban Place................................  $  9,398        $   595            --
   Creekside Village(1).......................     7,558            573            --
   Emerald Hills..............................     7,212            391            --
   Lakeview Garden(1).........................     5,799            347            --
   Newport-on-Seven(1)........................     8,573            520            --
   North Pointe(1)............................    15,963          1,040            --
   Northridge Park............................     6,809            496            --
   Riverset I.................................    19,529          1,122            --
   Southfork Village..........................    11,530            689            --
   Villa Hialeah(2)...........................     7,673            605            --
   Willowgreen(1).............................     6,776            455            --
   The Crossings..............................     7,050            433            --
                                                --------        -------
   SUBTOTAL PARTICIPATING MORTGAGE BONDS......   113,870          7,266
                                                --------        -------
MORTGAGE BONDS:
   Riverset II(3).............................     8,143            548            --
   Charter House(3)...........................     7,864            427            --
   Hidden Valley..............................     1,751            105            --
   Oakbrook...................................     3,291            197            --
   Torries Chase..............................     2,166            127            --
   Southgate Crossings(3).....................    11,060            271            --
                                                --------        -------
   SUBTOTAL MORTGAGE BONDS....................    34,275          1,675
                                                --------        -------
PARTICIPATING SUBORDINATE MORTGAGE BONDS:
   Barkley Place(1)(4)........................     3,325            277        $ 5,350
   Gilman Meadows(4)..........................     3,389            188          4,000
   Hamilton Chase(4)..........................     4,928            334          7,625
   Mallard Cove I(4)..........................     1,086             61            800
   Mallard Cove II(4).........................     2,945            174          2,700
   Meadows(1)(4)..............................     4,578            243          3,000
   Montclair(4)...............................     4,747            429          8,500
   Newport Village(4).........................     5,073            252          6,250
   Nicollet Ridge(4)..........................     6,569            224          7,925
   Steeplechase Falls(1)(4)...................     8,238            444         12,650
   Whispering Lake(4).........................     6,718            360          8,900
   Riverset II................................       955             --             --
                                                --------        -------
   SUBTOTAL PARTICIPATING SUBORDINATE MORTGAGE
    BONDS.....................................    52,551          2,986
                                                --------        -------
SUBORDINATE MORTGAGE BONDS:
   Independence Ridge.........................     1,056             99          7,805
   Locarno....................................       678             64          4,345
                                                --------        -------
   SUBTOTAL SUBORDINATE MORTGAGE BONDS........     1,734            163
                                                --------        -------
OTHER BOND RELATED INVESTMENTS:
   RITES(R):
    Hunters Ridge/South Pointe................     4,411(6)         262          8,220
    Indian Lakes..............................     3,648(6)          86          6,720
                                                --------        -------
      Total RITES(R)..........................     8,059            348
   Purchase Commitment (Stone Mountain).......       170            n/a            n/a
   Collateral Account(7)......................     1,359             --             --
                                                --------        -------
   SUBTOTAL OTHER BOND RELATED INVESTMENTS....     9,588            348
                                                --------        -------
      TOTAL INVESTMENTS.......................  $212,018        $12,438
                                                ========        =======

------------------------------
(1) These bonds do not currently receive full payment of the stated base interest rate.
(2) As a result of declining property performance, the Company has entered into workout negotiations with the borrower which are anticipated to result in a non-cash charge to the Company's fourth quarter operating statement of a portion of the unrealized loss at September 30, 1997.
(3) In the fourth quarter of 1997, these Investments were involved in securitization transactions resulting in the Company retaining an investment in the form of RITES(R) with an aggregate face amount of $6.7 million.
(4) The underlying bonds are held in a trust; the Company owns all of the custodial receipts related to the underlying bonds.
(5) These Mortgage Bonds were originally purchased by the Company in 1986, 1987 and 1988 and were refunded by the Company in February 1995.
(6) Unrealized gain (loss) and fair value include unrealized loss on swap arrangements of $350,000 for Hunters Ridge/South Pointe and $130,000 for Indian Lakes.
(7) The collateral account is part of a structured finance program developed by the Federal National Mortgage Association to facilitate the credit enhancement of Mortgage Bonds for which there is shared risk. The $1.4 million risk-sharing collateral account provides additional security for these enhanced Mortgage Bonds within a collateralized pool; to the extent this security is not needed to repay the Mortgage Bonds, it will be disbursed to the Company following repayment of the Mortgage Bonds.

     The Company also has investments in certain taxable loans made in connection with certain of the Properties, with an aggregate book value of approximately $11.3 million at September 30, 1997. In addition, the Company conducts origination and mortgage servicing activities which generated taxable fee income of $1,086,000 during the first nine months of 1997 and $560,000 in 1996. The Company has entered into interest rate swaps, which are contracts exchanging an obligation to pay a floating rate approximating the rate on the floating rate trust certificates for an obligation to pay a fixed rate. The Company has unrealized loss on such swap arrangements aggregating approximately $480,000 at September 30, 1997.

                                  THE OFFERING

Common Shares offered..........     3,000,000
Common Shares outstanding after
  the Offering(1)(2)...........     14,200,728
Use of proceeds................     To fund the Pending Acquisitions, for future investment
                                    activity and for general corporate purposes. See "Use of
                                    Proceeds."
AMEX symbol....................     "MMA"

------------------------------
(1) The Company also had 23,966 Preferred Shares, 12,718 Preferred CD Shares and 2,000 Term Common Shares issued and outstanding as of December 31, 1997. See "THE COMPANY -- General."
(2) Excludes 824,405 Common Shares reserved for issuance pursuant to the Company's 1996 Share Incentive Plan and Non-Employee Directors' Plan; the Company has awarded options relating to 702,470 of such Common Shares.

                                   DISTRIBUTIONS

     On January 2, 1998, the Company's Board of Directors raised the Company's regular quarterly dividend from $0.3650 to $0.3700 per Common Share payable on January 22, 1998 to Shareholders of record on January 12, 1998. This represents an annualized dividend of $1.48 per Common Share and an indicated annualized yield of 7.2% based on a closing price of $20.625 for the Common Shares on January 26, 1998. Approximately 85% of the Company's income in the first nine months of 1997 was tax-exempt.

                             SUMMARY FINANCIAL DATA

     The following table sets forth summary financial data for the Company and its predecessor. The following information should be read in conjunction with the financial statements and notes thereto included or incorporated by reference herein. The financial data as of and for the years ended December 31, 1996, 1995 and 1994 have been derived from audited financial statements incorporated by reference herein.

     The financial data at September 30, 1997 and for the nine months ended September 30, 1997 and September 30, 1996 are derived from unaudited consolidated financial statements incorporated by reference herein. The unaudited financial information includes all adjustments (consisting of normal recurring adjustments) that the Company's management considers necessary for fair presentation of the financial position and results of operations for these periods. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results to be expected for the entire year ended December 31, 1997.

                                               NINE MONTHS
                                           ENDED SEPTEMBER 30,            YEAR ENDED DECEMBER 31,
                                         ------------------------    ----------------------------------
                                            1997          1996          1996         1995        1994
                                         ----------    ----------    ----------    --------    --------
                                                (Dollars in thousands, except per share amounts)
INCOME STATEMENT DATA:
Interest on investments...............   $   12,438    $   10,422    $   13,859    $ 13,363    $ 16,894
Interest on working capital loans,
  demand notes and other loans........        2,569           602         1,343         211         486
Interest on short term investments....          550           522         1,096         366         210
Net gain on sale of Series A bond
  receipts............................       --            --            --             623       --
Equity investment in MLP II
  Acquisition LP......................       --             2,141         2,141       3,150       --
Other income..........................          792            87           231       --          --
                                         ----------    ----------    ----------    --------    --------
Total revenues........................       16,349        13,774        18,670      17,713      17,590
Total expenses(1).....................        2,441         6,985         7,802       4,509       4,379
                                         ----------    ----------    ----------    --------    --------
Net income............................   $   13,908    $    6,789    $   10,868    $ 13,204    $  1,330(2)
                                         ==========    ==========    ==========    ========    ========
Net income allocated to Common Shares
  (subsequent to July 31, 1996).......   $   12,130    $    2,753    $    6,275      n/a         n/a
                                         ==========    ==========    ==========
Net income per Common Share
  (subsequent to July 31, 1996).......   $     1.09    $     0.25    $     0.56      n/a         n/a
                                         ==========    ==========    ==========
Weighted average shares outstanding
  (subsequent to July 31, 1996).......   11,124,513    11,144,380    11,122,705      n/a         n/a

                                                                             SEPTEMBER 30, 1997
                                                                     ----------------------------------
                                                                                                  AS
                                                                       ACTUAL                  ADJUSTED(3)
                                                                     ----------                --------
                                                                               (in thousands)
BALANCE SHEET DATA:
Total assets..........................                               $233,532                  $291,842
Total liabilities.....................                               $  1,927                  $  1,927
Total shareholders' equity............                               $231,605                  $289,915

------------------------------
(1) Total expenses includes other than temporary impairments related to investments in Mortgage Bonds of approximately $4.0 million for the nine months ended September 30, 1996 and the year ended December 31, 1996 and approximately $2.0 million for the year ended December 31, 1994.
(2) After cumulative effect of change in accounting for Mortgage Bonds resulting in an $11.9 million charge which was attributable to operations prior to January 1, 1994.
(3) Reflects the issuance of 3,000,000 Common Shares by the Company in the Offering, and the retention of the net proceeds as cash pending investment as described under "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus Supplement and the accompanying Prospectus, the following risk factors, and those in the accompanying Prospectus under "RISK FACTORS," should be carefully considered in evaluating the Company and its business before purchasing any of the Common Shares offered hereby.

REAL ESTATE MARKET CONDITIONS MAY ADVERSELY AFFECT RESULTS OF OPERATIONS

     The Company's business may be adversely affected by periods of economic slowdown or recession which may be accompanied by declining property values or performance, particularly declines in the value or performance of multifamily properties. Any material decline in property values increases the loan-to-value ratios of Mortgage Bonds previously issued, thereby weakening collateral coverage and increasing the possibility of a loss in the event of default. Since a significant portion of the Investments represents direct or indirect interests in participating Mortgage Bonds, a decline in performance of the related underlying multifamily properties will directly affect the Company's interest income. Significant declines in the late 1980s and early 1990s in the value of the underlying Properties and in cash flow on the Properties led to defaults on most of the Original Bonds and to restructuring, refinancing or extension of many of such investments. Five of the Original Bonds continue to be in default. There can be no assurance that similar problems may not occur in the future. See "RISK FACTORS -- Risks of Investing in Mortgage Bonds Secured by Multifamily Apartment Properties" in the accompanying Prospectus.

     Each Mortgage Bond is secured by an assignment to the Company of the related mortgage loan, which in turn is secured by a mortgage on the underlying property and assignment of rents. Although the Mortgage Bonds are issued by state or local governments or their agencies or authorities, the Mortgage Bonds are not general obligations of any state or local government, no government is liable under the Mortgage Bonds, nor is the taxing power of any government pledged to the payment of principal or interest under the Mortgage Bonds. In addition, the underlying mortgage loans are nonrecourse, which means that the owners of the underlying Properties, which are also the borrowers under the mortgage loans, are not liable for the payment of principal and interest under the loans except to the extent of cash flow from the Properties. Accordingly, the sole source of funds for payment of principal and interest under the Mortgage Bonds is the revenue derived from operation of the Properties and amounts derived from the sale, refinancing or other disposition of such Properties.

RISKS OF SECURITIZATIONS

     The Company seeks to enhance its overall return on its Investments and to purchase additional investments through the securitization of part of its portfolio of Mortgage Bonds. In a typical securitization, the Company's Mortgage Bond is sold and deposited into a trust. Short term floating rate interests in the trust, which have first priority on the cash flow from the Mortgage Bonds, are sold to third party investors and these interests are paid before the Company's residual interest described herein. The Company retains the residual cash flow from the trust and receives the proceeds from the sale of the floating rate interests less certain transaction costs. The Company will recognize taxable capital gains (or losses) upon the deposit of Mortgage Bonds in a trust. In the event the trust cannot meet its obligations, all or a portion of the deposited Mortgage Bonds may be distributed to the floating rate interest holders or sold to satisfy such obligations. Therefore, cash flow from these Mortgage Bonds may not be available to pay any amounts on the residual interest held by the Company and in the event of the liquidation of the Mortgage Bonds, no payment will be made to the Company except to the extent that the market value of the Mortgage Bonds exceeds the amounts due on the other obligations of the trust. In certain circumstances, additional Mortgage Bonds may be pledged to secure repayment of the floating rate certificates. Upon any default in repayment of such certificates, the pledged Mortgage Bonds may be subject to foreclosure and sale and the Company may lose the cash flow therefrom, and/or its ownership interest therein. The Company may have a limited ability to remedy defaults inside the trust and prevent the loss of its investment in the residual interest. As a result of these securitizations, the Company generally owns higher yielding but riskier portions of bond related investments. Furthermore, the RITES(R) may be subject to call in certain circumstances which are beyond the control of the Company. Where the Mortgage Bonds bear fixed rates of interest, securitization may also create interest rate risks, as described below. See "-- Interest Rate Risks; Hedging Risks" below.

     The Company relies, in part, on securitizations to fund acquisitions of its investments. Accordingly, the ability of the Company to achieve its investment objectives depends on its ability to successfully securitize its Mortgage Bonds and manage its interest rate exposure. Certain of the Company's Mortgage Bonds may have credit or other characteristics which make them unsuitable for securitization at this time. Any failure to consummate securitization and interest rate swap transactions could reduce the Company's net interest income and have a material adverse effect on the Company's operations.

INTEREST RATE RISKS; HEDGING RISKS

     The value of the Company's fixed rate Investments will change as interest rates in general fluctuate. When interest rates decline, the value of the Company's portfolio can be expected to rise. Conversely, when interest rates rise, the value of its portfolio can be expected to decline.

     The results of the Company's operations depend on, among other things, the level of net interest income derived from the difference between the return on the securitized Mortgage Bonds and the short term floating rate payments owed to the floating rate certificate holders. While the interest rate on the securitized Mortgage Bonds is fixed, the third party holders of the floating rate certificates in the securitization are paid interest at a floating rate that is reset periodically. The Company, as holder of the residual trust interest, receives the balance of interest on the Mortgage Bonds not used to pay the third party trust certificates. Rising short term interest rates would therefore reduce the net interest income available to the Company, and possibly result in a loss.

     To reduce the Company's exposure to rising interest rates, the Company enters into interest rate swaps, which are contracts exchanging an obligation to pay a floating rate approximating the rate on the floating rate trust certificates for an obligation to pay a fixed rate. Net swap payments received by the Company, if any, will be taxable income, even though the investment being hedged pays tax-exempt interest. The interest rate swaps are for limited time periods which generally match the anticipated prepayment date of the underlying Mortgage Bond. However, there is no certainty that prepayment will occur at the end of the swap period, and the swap period is typically shorter than the term of the third party floating rate trust certificates. There can be no assurance that the Company will be able to acquire interest rate swaps at favorable prices, or at all, when the existing arrangements expire, in which case the Company would be fully exposed to the interest rate risks described above.

     Developing an effective interest rate risk management strategy is complex and no management strategy can completely insulate the Company from all potential risks associated with interest rate changes. In addition, hedging involves transaction costs. In the event the Company hedges against interest rate risks, the Company may substantially reduce its net income or adversely affect its financial condition. Furthermore, there can be no assurance that the Company's interest rate hedging activities will be effective.

     In the event that the Company purchases interest rate swaps or other instruments, the Company must rely for payment under these agreements on the creditworthiness of the counterparties which to date has been Merrill Lynch Capital Services, Inc., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"); Merrill Lynch is a representative of the Underwriters in this Offering. See "UNDERWRITING." In addition, certain of the owners of the Properties have entered into interest rate swaps with Credit Suisse Financial Products under which the Property owner pays the counterparty a variable rate up to the cap in exchange for the counterparty's obligation to pay a fixed rate. To the extent that short term interest rates increase, the cash flow on such Property which may be distributed to the holder of the participating Mortgage Bond may decrease. There can be no assurance any third party will honor its payment obligations under the agreements. If the provider of such swap or other instrument becomes financially unsound or insolvent, the Company may be forced to unwind such swap or other instrument with such provider and may take a loss thereon. Further, the Company could suffer the adverse consequences against which the hedging transaction was intended to protect. No assurance can be given that the Company can avoid risks of third party insolvency.

     The Company may also engage in limited amounts of buying and selling of other mortgage hedging securities or other hedging products, including, but not limited to, buying and selling financial futures contracts and options on financial futures contracts and trading forward contracts in order to hedge commitments. These types of hedging devices and mortgage instruments are complex and can produce volatile results. Accordingly, there can be no assurance that the Company's hedging strategy will have the desired beneficial impact on the Company's cash flow and on the resulting dividend yield of the Common Shares.

TAX RISKS

     Publicly Traded Partnership Status. The Company operates as a partnership for federal income tax purposes, which permits the Company to pass through its items of income and deduction to Shareholders, including its tax-exempt income. The listing of the Common Shares on the AMEX causes the Company to be treated as a "publicly traded partnership" for federal income tax purposes. A publicly traded partnership is generally taxable as a corporation unless 90 percent or more of its gross income is "qualifying" income (which includes interest, dividends, real property rents, gains from the sale or other disposition of real property, gain from the sale or other disposition of capital assets held for the production of interest or dividends, and certain other items). Rogers & Wells, counsel to the Company, has advised the Company that, although the issue is not free from doubt, tax-exempt interest income constitutes qualifying income for this purpose. Company management has represented that in all relevant prior years of the Company's (and its predecessor's) existence that at least 90 percent of its gross income was qualifying income and has covenanted to conduct the Company's operations in a manner such that at least 90 percent of its gross income, including tax-exempt interest, will constitute qualifying income. Based upon and subject to the foregoing representation and the discussion below entitled "FEDERAL INCOME TAX CONSIDERATIONS -- General," in the opinion of Rogers & Wells, although the issue is not free from doubt, the Company (and its predecessor) has been and is properly treated as a partnership for federal income tax purposes. If for any reason less than 90 percent of the Company's gross income constitutes qualifying income, items of income and deduction would not pass through to the Shareholders and the Shareholders would be treated for federal income tax purposes as stockholders in a corporation. The Company would be required to pay income tax at regular corporate rates on any portion of its net income that did not constitute tax-exempt income. Distributions by the Company to the Shareholders would constitute ordinary dividend income taxable to such holders to the extent of the Company's earnings and profits, which would include its tax-exempt income, as well as any taxable income it might have, and the payment of these dividends would not be deductible by the Company. See "FEDERAL INCOME TAX CONSIDERATIONS -- General -- Publicly Traded Partnership Rules."

     Tax-Exemption of the Mortgage Bonds. On the date of initial issuance of all but one of the Mortgage Bonds, bond counsel or special tax counsel rendered its opinion to the effect that, based on the law in effect on the date of issuance, interest on the Mortgage Bond is excludable from gross income for federal income tax purposes, except with respect to any Mortgage Bond during any period in which it is held by a "substantial user" of the Property or a "related person." Such opinions were conditioned on compliance with state and local usury laws. With respect to one Mortgage Bond, bond counsel rendered its opinion that, based on the law in effect on the date of issuance, base interest is excludable from gross income for federal income tax purposes, except with respect to any period in which it is held by a substantial user of the Property or a related person. The Company believes that the contingent interest payable on such Mortgage Bond is taxable. The Internal Revenue Code of 1986, as amended (the "Code"), establishes certain requirements which must be met subsequent to the issuance and delivery of Mortgage Bonds in order that interest on such Mortgage Bonds remain excluded from gross income for federal income tax purposes. Among these continuing requirements are restrictions on the investment and use of proceeds on the Mortgage Bonds and, for Mortgage Bonds the proceeds of which are loaned to a charitable organization (as described in Section 501(c)(3) of the Code), the continued exempt status of such charitable organization obligor. Failure to comply with the continuing requirements of the Code may cause interest on such bonds to be includable in gross income for purposes of federal income tax retroactive to the date of issuance, regardless of when such noncompliance occurs. Each issuer of the Mortgage Bonds and the conduit borrower of the Mortgage Bonds has covenanted in the Arbitrage Compliance Agreement or similar document with respect to such Mortgage Bonds to comply with certain procedures and guidelines as designed to insure satisfaction with the continuing requirements of the

Code. Rogers & Wells has not passed upon, and does not assume any responsibility for, but rather has assumed the continuing correctness of, the opinions of bond counsel or special tax counsel relating to the tax-exemption of interest (or base interest) on the Mortgage Bonds, and has not independently verified whether any events or circumstances have occurred or intervened since the original issuance of the Mortgage Bonds that would adversely affect such opinion of bond counsel or special tax counsel. However, as of the date of this Prospectus Supplement, none of the Company, its affiliates or Rogers & Wells will have knowledge of any events that may adversely affect the tax-exempt status of the Mortgage Bonds, including any notice that the Internal Revenue Service (the "IRS") considers interest on any of the Mortgage Bonds to be includable in gross income.

     Prior to the refunding of eleven of the Original Bonds in 1995, the obligors on such Original Bonds failed to make timely debt service payments, resulting in defaults on such Original Bonds. In addition, the obligors on five of the Original Bonds which were not refunded have defaulted on their obligations and continue to be in default. Although it has not completed foreclosure proceedings in any cases, the Company's management believes that it has exercised and continues to exercise prudent business practices to enforce its creditor's rights under the applicable bond documents, including initiating foreclosure proceedings on the mortgaged properties when advisable. A risk exists that the IRS may treat the Company's actions to exercise, or not to exercise, its rights under one or more of the mortgages of the defaulted Mortgage Bonds as constituting a material modification and, therefore, conclude that such Mortgage Bonds were reissued for federal income tax purposes. If the IRS were successful in maintaining this position, interest on such Mortgage Bonds probably would be taxable for federal income tax purposes. The Company has been advised by counsel that the Company's actions (or failures to act) taken in connection with the default of certain Mortgage Bonds would not, under then-published rulings, decisions, statutes and regulations, result in a reissuance of such Mortgage Bonds. Rogers & Wells has not passed upon, and does not assume responsibility for, but rather has assumed the correctness of, counsel's advice to the Company on this issue. Unlike a ruling from the IRS, however, the advice of counsel has no binding effect or official status of any kind, and no assurances can be given that the conclusions reached will not be contested by the IRS or, if contested, will be sustained by a court. The Company will contest any adverse determination by the IRS on this issue. Any such contest will result in the incurrence of additional expenses by the Company.

     Treatment of Mortgage Bonds as Equity. Interest payable on certain of the Mortgage Bonds depends upon the cash flow from the Properties and proceeds from the sale of the Properties. If the Mortgage Bonds were determined to involve an equity investment in the respective Properties because of this feature, all or part of the interest on the Mortgage Bonds, including base interest, would not qualify as tax-exempt interest for federal income tax purposes. Prior to the acquisition of the Original Bonds, the Company received opinions of counsel to the effect that, based upon certain assumptions described in such opinions, more likely than not, each Original Bond will be treated for federal income tax purposes as representing indebtedness and that no portion of such Mortgage Bond or any payments receivable thereunder will be considered (i) an equity interest in the conduit Borrower, (ii) an equity interest in a venture between the conduit borrower and the Company or (iii) an ownership interest in the Properties. The Company received similar opinions with respect to each of the 12 Participating Subordinate Mortgage Bonds. With respect to five of the Original Bonds which have defaulted, but were not refunded as part of the Financing (as herein defined), the Company has not received any updated opinions of counsel with respect to the issue of whether the underlying Mortgage Bonds should be treated as equity. The original opinions issued with respect to certain of these Mortgage Bonds indicated that the Mortgage Bonds were, more likely than not, indebtedness, but included a qualification that no opinion was expressed with respect to the characterization of the Mortgage Bonds as indebtedness or equity under circumstances of a default. Unlike a ruling from the IRS, however, an opinion of counsel has no binding effect or official status of any kind, and no assurances can be given that the conclusions reached in such opinion will not be contested by the IRS or, if contested, will be sustained by a court. The Company will contest any adverse determination by the IRS on this issue. Any such contest will result in the incurrence of additional expenses by the Company.

     A number of the opinions rendered at the time of the issuance of the Original Bonds were rendered by Piper & Marbury L.L.P., counsel for the underwriters ("Piper & Marbury"), who was then acting as counsel for the Company. Except as described in the preceding sentence, none of the opinions described in the preceding paragraph were rendered by Rogers & Wells or Piper & Marbury, and neither has passed on or assumes any responsibility for the opinions of other counsel on this issue. Moreover, neither Rogers & Wells nor Piper & Marbury has made any independent determination as to whether any events or circumstances have occurred or intervened since the original issuance of the "indebtedness" opinions that would adversely affect such opinions (including the defaults described above).

     Investment in New Assets. The Company has been making additional investments in Mortgage Bonds and related assets and entering into hedging transactions, such as interest rate swaps. Such investments may produce income that is subject to federal income taxation and not "qualifying income" for purposes of the publicly traded partnership rules. In addition, the Company's Investments may include investments in Mortgage Bonds that need to be restructured and remarketed. The Company could recognize a taxable gain (or loss) upon any such restructuring and remarketing of the Mortgage Bonds even though such restructuring does not result in any cash proceeds. In addition, various conditions would have to be met to insure that the restructuring and remarketing of the Mortgage Bonds would not cause the loss of the tax-exempt status of interest on such bonds. Any taxable income produced by other assets or taxable gain recognized upon the restructuring and remarketing of new investments in Mortgage Bonds will be allocated solely to the Shareholders and not to the owners of either the Preferred Shares or the Preferred CD Shares.

     Taxable Income. The Company currently invests primarily in tax-exempt investments; however, the Company will hold and may invest in some assets and engage in certain operations that generate income that is not exempt from federal income tax. Further, as described above, the IRS may seek to recharacterize a portion of the Company's tax-exempt income as taxable income. A Shareholder's distributive share of such income will be taxable to the Shareholder, regardless of whether an amount of cash equal to such distributive share is actually distributed. Further, although the Company believes it to be unlikely, Shareholders may owe taxes relating to their investments in the Company that exceed distributions made by the Company. See "FEDERAL INCOME TAX CONSIDERATIONS."

     Limitations on Business Activities. As stated above, the Company will not be taxable as a corporation under the publicly traded partnership rules provided it continues to satisfy the 90 percent qualifying income exception. In determining whether interest is treated as qualifying income under these rules, interest income derived from the active conduct of a lending, banking or similar business is not treated as qualifying income. Company management has represented and covenanted that it is acting as an investor with respect to its Investments and that it has not and will not engage in a lending, banking or similar business. If for any reason more than 10 percent of the Company's gross income is derived from non-qualified sources, including interest derived from the conduct of a lending, banking or similar financial business, the Company will be taxable as a corporation rather than as a partnership for federal income tax purposes, with the attendant negative consequences to the Company and the Shareholders described above. See "-- Publicly Traded Partnership Status."

     Substantial User Limitation. Interest on a Mortgage Bond, other than a Mortgage Bond, the proceeds of which are loaned to a charitable organization, will not be excluded from the gross income during any period in which the Company is a "substantial user" of the corresponding Property or a "related person" to a "substantial user." A "substantial user" of a Property would include the conduit borrower, and any other person or entity who uses the Property on other than a de minimis basis. The Company would be a related person to a substantial user for this purpose if, among other things, a substantial user were also a holder of Preferred Shares, Preferred CD Shares or Common Shares, the Dissolution Shareholder, the Special Shareholder, or any person who is a parent, child or spouse of any of the foregoing. A partner of a conduit borrower or owner of a Property, among other people, will, for this purpose, be a "related person" to a "substantial user" of the Property. The Company has received opinions and/or advice with respect to most of its Mortgage Bonds to the effect that the Company is not a substantial user or a related person thereto. There exist certain levels of direct or indirect common ownership between the Company and certain of the obligors of the Mortgage Bonds which were considered when the Company received opinions and/or advice that it is not a related person of a substantial user of the facilities financed by such Mortgage Bonds. Rogers & Wells has not passed upon, nor assumed any responsibility for, but rather, except as provided in the next paragraph, has assumed the correctness of such opinions and/or advice. However, based upon discussions with Company management, as of the date of this Prospectus Supplement, Rogers & Wells will not have knowledge of any facts or events that would adversely affect the conclusions underlying such opinions and/or advice.

     As of the date of the Offering, three of the officers of the Company own, directly or indirectly, collectively more than 50 percent of the profits and/or capital interests in partnerships which are the obligors on 16 Mortgage Bonds owned by the Company (the "Affected Partnerships"). The Company has represented that none of its officers and directors (including any family members or otherwise related parties) own, in the aggregate, as of immediately after the consummation of the Offering, more than five percent of the Company's capital or profits interests. In the opinion of Rogers & Wells, based upon the representation of the Company and the assumptions and qualifications discussed below, upon the consummation of the Offering, the Company will not, by virtue of any equity investment in the Company by any of the directors or officers of the Company, be treated as a related person of any substantial user of any of the facilities financed with the proceeds of a Mortgage Bond relating to an Affected Partnership. In issuing the foregoing opinion, Rogers & Wells has assumed that the representation of the Company is true and correct and has not made any independent determination as to the equity ownership of the Company or the Affected Partnerships. The foregoing opinion assumes that the Mortgage Bonds will be treated as indebtedness for federal income tax purposes, interest on such Mortgage Bonds is excludable from gross income for federal income tax purposes except during any period in which it is held by a substantial user of the Property or related person thereto, and the Company is not treated as a substantial user of the Property for any reason. Unlike a ruling from the IRS, however, the opinion of Rogers & Wells has no binding effect or official status of any kind, and no assurances can be given that the conclusion reached will not be contested by the IRS or, if contested, will be sustained by a court.

     The Company will contest any adverse determination by the IRS on the substantial user issue. Any such contest will result in the incurrence of additional expenses by the Company. The issue of whether the Company will be treated as a related person for these purposes is a highly factual inquiry which ultimately depends upon the direct and indirect ownership of the Company. Because the Common Shares are publicly traded, there can be no assurance that the Company will not be treated as a related person to a substantial user at a future time.

     Allocation of Taxable and Tax-Exempt Income. The Company will use various accounting and reporting conventions to determine each Shareholder's allocable share of income, gain, loss and deduction. The Company's allocation provisions will be recognized for federal income tax purposes only if they are considered to have "substantial economic effect" and are not retroactive allocations. There is no assurance that the IRS will agree with the Company's various accounting methods, conventions and allocation provisions, particularly the Company's allocation of adjustments attributable to differences between the purchase price of Common Shares and their shares of the Company's tax basis in its assets. Because as a publicly traded partnership the Company may be unable to comply with the literal requirements of the applicable Treasury regulations and because certain of the Company's allocations may not have "substantial economic effect," Rogers & Wells is unable to express an opinion of these issues. However, the Company does not expect that any reasonable adjustments which may be required by the IRS would substantially increase the income allocable to Shareholders. See "FEDERAL INCOME TAX CONSIDERATIONS -- Certain Income Tax Considerations Relating to the Company and the Shareholders -- Allocation of Income and Loss."

CERTAIN CONFLICTS

     Management and certain affiliates, as well as an affiliate of Merrill Lynch, which is a representative of the Underwriters in this Offering, own Term Common Shares, which participate in the cash flow of the Company. The Term Common Shares, which will be redeemed when the preferred equity of the Company is fully redeemed, are expected to have little or no residual value, but while outstanding receive an aggregate of 2% of the net cash flow of the Company. While these shares remain outstanding, the holders may have conflicts of interest in determining whether redemption of the preferred equity and Term Common Shares is in the best interest of the Company, in particular due to the limited residual value of the Term Common Shares. Holders of Term Common Shares also receive a greater return as cash flow increases in total, regardless of whether per share cash flow increases or there is a distribution to Shareholders. See "UNDERWRITING" and "RISK FACTORS -- Conflicts of Interest" in the accompanying Prospectus.

DEPENDENCE ON KEY EMPLOYEES

     The Company is wholly dependent for the selection, structuring and monitoring of its Mortgage Bonds and other Investments on the diligence and skill of its executive officers, many of whom would be difficult to replace.

REGISTRATION UNDER THE INVESTMENT COMPANY ACT

     The Company at all times intends to conduct its business so as not to become regulated as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The Investment Company Act exempts entities that are "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate" ("Qualifying Interests"). Under current interpretation of the staff of the Securities and Exchange Commission, in order to qualify for this exemption, the Company must maintain at least 55% of its assets directly in Qualifying Interests and the balance in real estate-type interests. For example, unless certain mortgage securities represent all of the certificates issued with respect to an underlying pool of mortgages, such mortgage securities may be treated as securities separate from the underlying mortgage loans and, thus, may not be considered Qualifying Interests for purposes of the 55% requirement. Similar interpretations mandate that the Company own "whole" bonds in order for its Mortgage Bonds to be Qualifying Interests. Based on advice of counsel, the Company believes it meets the 55% test. However, the Company's RITES(R) interests and certain of its Mortgage Bonds are not Qualifying Interests. The requirement that the Company maintain 55% of its assets in Qualifying Interests may inhibit the Company's ability to acquire certain kinds of assets or to securitize additional interests in the future. If the Company fails to qualify for exemption from registration as an investment company, its ability to maintain its financing strategies would be substantially reduced, and it would be unable to conduct its business as described herein. Such a failure to qualify could have a material adverse effect on the Company.

LIMITED OPERATING HISTORY DOES NOT PREDICT FUTURE PERFORMANCE

     The Company embarked on its acquisition growth strategy in 1996 and, accordingly, has not yet developed an extensive financial history or experienced a wide variety of interest rate fluctuations or market conditions. Consequently, the Company's financial results to date may not be indicative of future results. Furthermore, there can be no assurance that the Company will receive returns on its investments sufficient to compensate for interest rate and credit risks inherent in the Company's investment strategy.

FAILURE TO MANAGE EXPANSION MAY ADVERSELY AFFECT RESULTS OF OPERATIONS

     The Company's expansion as a result of its investment of the net proceeds of this Offering may cause a significant strain on the Company's financial, management and other resources. To manage the Company's growth effectively, the Company must continue to improve and expand its existing resources and management information systems. If the Company is unable to manage growth effectively, the Company's financial conditions and results of operations may be adversely affected.

INVESTMENTS IN MORTGAGE BONDS AND RITES(R) MAY BE ILLIQUID

     The Company's Investments lack a regular trading market and may be illiquid. In addition, during turbulent market conditions, the liquidity of all of the Company's Investments may be adversely impacted. There is no limit to the percentage of the Company's assets that may be invested in illiquid Mortgage Bonds and RITES(R). In the event the Company required additional cash, the Company may be required to liquidate its Investments on unfavorable terms which could substantially reduce the value of the Common Shares.

MARKET FOR COMMON SHARES MAY BE LIMITED AND MARKET PRICE MAY FLUCTUATE

     The Common Shares are traded on the AMEX. There can be no assurance that the price at which the Common Shares sell in the public market after the closing of this Offering will not be lower than the price at which they are sold by the Underwriters or that an active and liquid market for the Company's Common Shares will be maintained. The Company's growth in net income per Common Share will be derived in part from any positive spread between the yield on the Company's Investments and the Company's cost of capital. Such positive spread will not necessarily be greater in high interest rate environments than in low interest rate environments. However, in periods of high interest rates, the net income of the Company, and therefore the dividend yield on the Common Shares, may be less attractive compared with alternative investments, which could negatively impact the price of the Common Shares. If the dividend yield on the Company's Common Shares declines, or if prevailing market interest rates rise, the market price of the Common Shares may be adversely affected. Accordingly, fluctuations in interest rates could have a material adverse effect on the trading market for the Common Shares.

ENVIRONMENTAL MATTERS

     Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances released on, above, under or in such property. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The costs of such removal or remediation could be substantial and could negatively impact the availability of property cash flow for payments on the Investments. On 27 of the 36 Properties, Phase I environmental site assessments (which involve inspection without soil sampling or groundwater analysis) have been conducted by independent environmental consultants ("Phase I Assessments") and have not revealed any environmental conditions as of the time such studies were completed which the Company believes would have a material adverse effect on its business, assets or results of operations. Some of the Phase I Assessments are as many as four years old. No assurance can be given that these Phase I Assessments or the Company's inspections have revealed all environmental liabilities and problems relating to the Properties or that nothing has occurred since the completion of such Phase I Assessments. Management is not aware of any material environmental problems with respect to the Properties. No assurance can be given that the Properties on which no environmental assessment was conducted do not contain regulated toxic or hazardous substances.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its operations and acquisition activities with the proceeds from its prior equity offering, the proceeds from the Financing and securitizations and cash provided from its Investments. See "THE COMPANY." The Company expects to meet its cash needs in the short term, which consist primarily of operating expenses and dividends on the Common Shares and other equity, from operating cash flow.

     In addition, the Company's business plan anticipates making additional investments during 1998, including the Pending Acquisitions which will cost approximately $116 million. At September 30, 1997, the Company had cash and cash equivalents of approximately $8.2 million available for investment, which on a pro forma basis, would have been approximately $66 million giving effect to the Offering but before completion of the Pending Acquisitions. In order to complete the Pending Acquisitions and make additional investments, the Company will be required to obtain debt, securitization or equity financing beyond the proceeds of this Offering. The Company currently has no commitments with respect to such financing, and there can be no assurance that any such financing will be available when needed. If financing is not available, the Company will not be able to complete the Pending Acquisitions or other acquisitions in its business plan.

FORWARD-LOOKING STATEMENTS

     This Prospectus Supplement, the accompanying Prospectus and the other reports incorporated by reference contain certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from results or plans expressed or implied by such forward-looking statements. Such factors include, among other things, adverse changes in the real estate markets, risk of default under the Mortgage Bonds, financial condition and bankruptcy of tenants, interest rate fluctuations, tax treatment of the Company and its Investments, environmental/safety requirements, adequacy of insurance coverage, and general and local economic and business conditions. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the forward-looking statements included or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements, the inclusion of such information, including the information presented herein and under "THE COMPANY -- Business and Growth Strategies," should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Shares offered hereby, after payment of expenses related to the Offering and underwriting discounts and commissions, are estimated to be approximately $58.3 million. The Company intends to use the entire amount of such net proceeds to fund, in part, the Pending Transactions, if they are completed, and otherwise for future investment activity and for general corporate purposes. Pending such uses, the Company intends to invest the net proceeds in short term interest bearing securities, which may include P-FLOATs(R) relating to RITES(R) held by the Company. See "THE INVESTMENTS -- Bond Related Investments."

               PRICE RANGE OF COMMON SHARES AND DIVIDEND HISTORY

     The Common Shares began trading on the AMEX on August 30, 1996 under the symbol "MMA." The table below sets forth the quarterly high and low closing price per share of the Common Shares as reported on the AMEX for the quarters indicated and the dividends paid by the Company with respect to each such period. Prior to 1997, the Company paid a semiannual dividend. In 1997, the Company switched to a quarterly dividend.

                                                            CLOSING PRICE
                                                           PER COMMON SHARE
                                                       ------------------------
                 QUARTER ENDED                           HIGH            LOW           DIVIDENDS PAID
-----------------------------------------------        --------        --------        --------------
1996:
  Third Quarter(1).............................        $16.000         $14.125                 --
  Fourth Quarter...............................         16.750          13.875             $.6325(2)
1997:
  First Quarter................................         17.875          15.500              .3450
  Second Quarter...............................         17.375          16.250              .3500
  Third Quarter................................         19.875          17.000              .3650
  Fourth Quarter...............................         20.875          19.000              .3700
1998:
  First Quarter (through January 26)...........         20.875          19.625                 --

------------------------------
(1) Beginning August 30, 1996.

(2) This amount represents a $0.0700 distribution for the one month ended July 31, 1996 from the Company's predecessor and a $0.5625 distribution for the five months ended December 31, 1996 from the Company.

     On January 26, 1998, the last reported sales price of the Common Shares on the AMEX was $20.625 per share. On November 3, 1997, the Company had 11,023 Shareholders of record.

     On January 2, 1998, the Company's Board of Directors raised the Company's regular quarterly dividend from $0.3650 to $0.3700 per Common Share payable on January 22, 1998 to Shareholders of record on January 12, 1998. This represents an annualized dividend of $1.48 per Common Share and an indicated annualized yield of 7.2% based on a closing price of $20.625 for the Common Shares on January 26, 1998. Approximately 85% of the Company's income in the first nine months of 1997 was tax-exempt.

     The Company has a policy of distributing not less than 80% of the cash flow allocable to Common Shares. However, this policy may be changed at any time by the Board of Directors and future distributions by the Company will be at the discretion of the Board of Directors and will depend on the Company's financial condition, capital requirements and such other factors as the Board of Directors deems relevant.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company, as of September 30, 1997, and its adjusted capitalization after giving effect to the Offering. The information set forth in the table should be read in conjunction with the financial information included or incorporated by reference elsewhere in this Prospectus Supplement.

                                                                            September 30, 1997
                                                                         ------------------------
                                                                                          AS
                                                                          ACTUAL     ADJUSTED(1)
                                                                         --------    ------------
                                                                              (in thousands)
SHAREHOLDERS' EQUITY
  Unrealized gain on Investments available for sale, net..............   $ 17,959      $ 17,959
  Preferred Shares(2).................................................     17,729        17,729
  Preferred CD Shares(2)..............................................      6,794         6,794
  Term Common Shares..................................................         99            99
  Common Shares, net of treasury shares of $923 and unearned
     compensation of $148.............................................    189,024       247,334
                                                                         --------      --------
     TOTAL SHAREHOLDERS' EQUITY AND TOTAL CAPITALIZATION..............   $231,605      $289,915
                                                                         ========      ========

------------------------------
(1) Reflects the issuance of 3,000,000 Common Shares pursuant to this Offering and the application of the net proceeds therefrom. Also reflects the deduction of aggregate estimated underwriting discounts and commissions and expenses of the Offering in the amount of $3,565,000.

(2) The Company completed a tender offer for certain of its outstanding Preferred and Preferred CD shares in January 1998, in which it purchased a portion of those shares for approximately $1,046,000.

                                  THE COMPANY

GENERAL

     The Company is a self-advised and self-managed limited liability company which, together with its predecessor, since 1986, has been in the business of originating, investing in and servicing tax-exempt instruments backed by multifamily housing developments. The Company's primary objective is to maximize Shareholder value through increases in tax-exempt distributable cash flow per Common Share and appreciation in the value of its Common Shares. The Company's Investments principally represent interests in Mortgage Bonds which have been issued by state and local governments or their agencies or authorities to finance multifamily housing developments and other bond related investments. The Company utilizes its unique combination of real estate and tax-exempt investment expertise to select and aggressively manage its Investments. At December 31, 1997, the Company owned a portfolio of 38 Investments secured directly or indirectly by 36 Properties containing a total of 9,993 units and located in 11 states. Of the 38 Investments, 24 are participating Mortgage Bonds where the amount of the interest payments made to the Company is based, in part, on property performance, providing the Company the opportunity to realize greater returns if and to the extent property performance improves.

     As a limited liability company, the Company combines the limited liability, governance and management characteristics of a corporation with outside directors with the pass-through income features of a partnership. As a result, the tax-exempt income derived from the Investments may be passed through to Shareholders. Approximately 85% of the Company's income in the first nine months of 1997 was tax-exempt.

     The Company is the successor to the business of the SCA Tax-Exempt Fund Limited Partnership (the "Partnership"), a closed-end limited partnership that was merged into the Company in 1996 (the "Merger"). The Partnership commenced operations in 1986 when approximately $264 million was invested in the 22 Original Bonds and related working capital loans. The business of the Partnership was limited to the ownership and management of the Original Bond portfolio and the related working capital loans. Because the Partnership's management believed that additional investment opportunities existed to purchase Mortgage Bonds at attractive prices, the Partnership raised gross proceeds of $67.7 million through the sale of multifamily mortgage revenue bond receipts (the "Receipts") in February 1995 (the "Financing"). The Receipts are collateralized by a pool of 11 of the Partnership's original Mortgage Bonds all of which related to properties that defaulted on their original debt obligations. In the Financing, 11 bonds were refunded by the issuers and a Series A Bond and a Series B Bond were exchanged for each of the Original Bonds. The aggregate principal amount of the Series A Bonds and the Series B Bonds was $67.7 million and $58.9 million, respectively. Subsequently, the Merger was proposed and consummated. Following the Merger, the Company has used the proceeds of the Financing and securitizations to make additional investments in Mortgage Bonds and similar assets.

     In connection with the Merger, holders of interests in the Partnership were given the opportunity to elect to exchange their interests for Common Shares, Preferred Shares, and/or Preferred Capital Distribution Shares (the "Preferred CD Shares"). The Preferred Shares were structured to give their holders a security substantially the same as their original Partnership interests, as if the Financing had not occurred and without giving effect to future financings. Thus, holders of Preferred Shares participate in their share of income from the 22 Original Bonds as they existed immediately prior to the Financing. The Preferred CD Shares give their holders the income they would have received from their original Partnership interests, and provide for a distribution of their pro rata share of the proceeds of the Financing as well as future financings with respect to the 22 Original Bonds. The Common Shares, unlike either the Preferred Shares or the Preferred CD Shares, were structured to enable their holders to participate in all of the income from investment of the proceeds of the Financing, as well as future financings, in addition to their pro rata share of the income from the Original Bonds. As a result of the election process, the holders of 8.09% of the outstanding limited Partnership interests received Preferred Shares, the holders of 4.29% of the outstanding limited Partnership interests received Preferred CD Shares, and the holders of 86.62% of the outstanding limited Partnership interests received Common Shares of the Company.

     In 1995, the Company, having made the strategic decision described above, transformed itself from an owner of a static portfolio of participating Mortgage Bonds to an active investor which acquires and manages a diversified portfolio of Mortgage Bonds and other bond related investments. To achieve this objective the Company embarked on an acquisition growth strategy in 1996 which capitalizes on the Company's management expertise in multifamily real estate and tax-exempt bond financing as well as favorable interest rates and other market conditions. Since 1996, the Company has acquired 16 Mortgage Bonds and bond related investments for a total original acquisition cost of $110 million. Subsequent to the securitization of five Mortgage Bonds in the fourth quarter of 1997 at an effective annual 10-year cost of approximately 5.2%, the Company has retained $54 million of the original acquisition cost. The Company will continue to rely on its unique combination of real estate and tax-exempt investment expertise to prudently manage the risks associated with the Investments. Pursuant to its acquisition growth strategy, the Company has entered into commitment letters to acquire an additional seven investments, for a total acquisition cost of approximately $116 million. The Pending Acquisitions are expected to close in the first quarter of 1998 and be funded with the proceeds of the Offering and additional securitizations.

     The Company's senior management team, led by Mark K. Joseph, Chairman and Chief Executive Officer, has an average of 10 years of experience with the Company and its affiliates, and an average of 20 years of experience in the real estate industry. Upon completion of the Offering, management of the Company will own 6.1% of the outstanding Common Shares in addition to restricted shares and stock options representing 4.4% of the outstanding Common Shares.

BUSINESS AND GROWTH STRATEGIES

     The Company's primary objective is to maximize shareholder value through increases in distributable tax-exempt cash flow per Common Share and appreciation in the value of its Common Shares. The Company seeks to achieve its growth objectives by acquiring, servicing and managing diversified portfolios of Mortgage Bonds and other bond related investments. In particular, the Company's growth plans include:

     - Selective acquisitions of new Mortgage Bonds and other bond related investments at attractive spreads over its cost of capital; and

     - Intensive asset management to collect debt service payments as and when due under the Company's Mortgage Bonds and to maximize the collection of contingent interest.

ACQUISITION STRATEGY

     The Company will continue to pursue acquisition opportunities to the extent that appropriate tax-exempt instruments are available on attractive terms that are expected to enhance value for Shareholders. The Company believes that currently there are a substantial number of Mortgage Bonds and similar investments available at attractive prices in the following categories:

     - Existing Mortgage Bonds as the underlying mortgages are refinanced. Twelve of the 16 Recent Acquisitions and two of the Pending Acquisitions represent the refinancing of existing Mortgage Bonds. There are a significant number of Mortgage Bonds backed by multifamily properties which were originated in the late 1980s. The Company believes, in light of the current interest rate environment, that many of the obligors on these Mortgage Bonds are likely to consider refinancing them. According to Muller Data Corporation, there are over $20 billion of Mortgage Bonds eligible to be refinanced over the next two years.

     - Tax-exempt bonds issued for the benefit of charitable organization obligors which own and manage multifamily housing. These properties generally serve moderate-income families with incomes between 50% and 80% of a region's median. In addition to two of the Recent Acquisitions, one of the Pending Acquisitions involves the purchase of a Mortgage Bond, the proceeds of which will be loaned to a charitable organization.

     - Tax-exempt bonds used to finance development or rehabilitation of multifamily properties. Two of the Pending Acquisitions represent the initial transactions in an arrangement with Boston Financial. Under this program, the Company will provide Mortgage Bond financing and Boston Financial will provide tax credit equity for the development or rehabilitation of multifamily properties.

     - Other portfolios of tax-exempt bonds and related investments backed by multifamily housing properties which meet the Company's underwriting criteria and target risk adjusted returns.

     The Company intends to raise capital for additional investments through securitizations, which may be replaced by either equity or debt as market conditions permit. The Company expects to finance its acquisition strategy described above through a financing strategy that:

     - takes advantage of attractive financing available in the tax-exempt securities markets;

     - minimizes negative exposure to fluctuations of interest rates; and

     - maintains maximum flexibility to manage the Company's short term cash needs.

     The Company believes that its access to programs for the securitization of tax-exempt instruments will allow it to finance its acquisition of new Mortgage Bonds and other bond related investments at a low cost relative to the investments thereby generating attractive spreads which benefit the Shareholders. This securitization program involves placing a bond in a trust, and selling short term floating rate interests in the trust to third parties. The Company typically receives the net proceeds from the sale of the floating rate interests and retains the residual interest in the trust. To the extent these transactions create interest rate risks, the Company engages in interest rate swaps designed to reduce, but not eliminate such risks.

     In the fourth quarter of 1997, the Company completed securitization transactions with respect to five Mortgage Bonds with a weighted average base interest rate of 7.9%, for an aggregate of approximately $59 million at a weighted average annual 10-year cost of approximately 5.2%. In addition, the Company intends to enter into a number of securitization transactions, the proceeds of which, along with the Offering proceeds, will be utilized to fund the Pending Acquisitions.

ASSET MANAGEMENT STRATEGY

     The Company believes that its portfolio of Mortgage Bonds offers opportunities for growth through the Company's asset management program, which serves to increase cash flows available for debt service, particularly from its 24 existing participating Mortgage Bonds. On a portfolio wide basis, the Company conducts ongoing site visits and inspections, management agent assessments, budget reviews, market analyses and monitoring and monthly and annual operating statement reviews, and also monitors the establishment and review of capital plans. The occupancy of the Properties increased from 93.9% at December 31, 1996 to 96.2% at September 30, 1997 and the average monthly rental rate per unit increased from $626 to $640 for the same periods. See "THE INVESTMENTS."

                                THE INVESTMENTS

     The following table sets forth certain data with respect to the Company's Investments as of September 30, 1997:

                                                                 BASE
                                                 MONTH-YEAR    INTEREST    MATURITY      FACE      AMORTIZED    UNREALIZED
                 INVESTMENTS                      ACQUIRED       RATE        DATE       AMOUNT       COST       GAIN (LOSS)
----------------------------------------------   ----------    --------    ---------    -------    ---------    -----------
                                                                           (Dollars in thousands)
PARTICIPATING MORTGAGE BONDS:
   Alban Place................................     Sep-86        7.875%    Oct. 2008    $10,065    $ 10,065       $  (667)
   Creekside Village(1).......................     Nov-87        7.500     Nov. 2009     11,760       7,396           162
   Emerald Hills..............................     Mar-88        7.750     Apr. 2008      6,725       6,725           487
   Lakeview Garden(1).........................     Sep-87        7.750     Aug. 2007      9,003       5,674           125
   Newport-on-Seven(1)........................     Aug-86        8.125     Aug. 2008     10,125       7,898           675
   North Pointe(1)............................     Sep-86        7.875     Aug. 2006     25,185      12,738         3,225
   Northridge Park............................     Aug-87        7.500     June 2012      8,815       8,815        (2,006)
   Riverset I.................................     Aug-88        7.875     Nov. 1999     19,000      19,000           529
   Southfork Village..........................     Jan-88        7.875     Jan. 2009     10,375      10,375         1,155
   Villa Hialeah(2)...........................     Nov-87        7.875     Oct. 2009     10,250      10,250        (2,577)
   Willowgreen(1).............................     Nov-86        8.000     Dec. 2010      9,275       6,770             6
   The Crossings..............................     Jan-97        8.000     July 2027      7,050       7,050            --
                                                                                                   --------       -------
   SUBTOTAL PARTICIPATING MORTGAGE BONDS......                                                      112,756         1,114
                                                                                                   --------       -------
MORTGAGE BONDS:
   Riverset II(3).............................     Jan-96        9.500     Oct. 2019      7,610       7,228           915
   Charter House(3)...........................     Dec-96        7.450     July 2026      7,635       7,711           153
   Hidden Valley..............................     Dec-96        8.250     Jan. 2026      1,700       1,700            51
   Oakbrook...................................     Dec-96        8.200     July 2026      3,195       3,227            64
   Torries Chase..............................     Dec-96        8.150     Jan. 2026      2,070       2,070            96
   Southgate Crossings(3).....................     Jun-97        8.000     June 2027     11,060      11,060            --
                                                                                                   --------       -------
   SUBTOTAL MORTGAGE BONDS....................                                                       32,996         1,279
                                                                                                   --------       -------
PARTICIPATING SUBORDINATE MORTGAGE BONDS:
   Barkley Place(1)(4)........................     Feb-95(5)    16.000     Jan. 2030      3,480       2,445           880
   Gilman Meadows(4)..........................     Feb-95(5)     3.000     Jan. 2030      2,875       2,530           859
   Hamilton Chase(4)..........................     Feb-95(5)     3.000     Jan. 2030      6,250       4,140           788
   Mallard Cove I(4)..........................     Feb-95(5)     3.000     Jan. 2030      1,670         798           288
   Mallard Cove II(4).........................     Feb-95(5)     3.000     Jan. 2030      3,750       2,429           516
   Meadows(1)(4)..............................     Feb-95(5)    16.000     Jan. 2030      3,635       3,716           862
   Montclair(4)...............................     Feb-95(5)     3.000     Jan. 2030      6,840       1,691         3,056
   Newport Village(4).........................     Feb-95(5)     3.000     Jan. 2030      4,175       2,973         2,100
   Nicollet Ridge(4)..........................     Feb-95(5)     3.000     Jan. 2030     12,415       6,075           494
   Steeplechase Falls(1)(4)...................     Feb-95(5)    16.000     Jan. 2030      5,300       5,852         2,386
   Whispering Lake(4).........................     Feb-95(5)     3.000     Jan. 2030      8,500       4,779         1,939
   Riverset II................................     Jan-96       10.000     Oct. 2019      1,489          --           955
                                                                                                   --------       -------
   SUBTOTAL PARTICIPATING SUBORDINATE MORTGAGE
    BONDS.....................................                                                       37,428        15,123
                                                                                                   --------       -------
SUBORDINATE MORTGAGE BONDS:
   Independence Ridge.........................     Aug-96       12.500     Dec. 2015      1,045       1,045            11
   Locarno....................................     Aug-96       12.500     Dec. 2015        675         675             3
                                                                                                   --------       -------
   SUBTOTAL SUBORDINATE MORTGAGE BONDS........                                                        1,720            14
                                                                                                   --------       -------
OTHER BOND RELATED INVESTMENTS:
   RITES(R):
    Hunters Ridge/South Pointe................     Oct-96        n/a          n/a         3,560       4,264           147(6)
    Indian Lakes..............................     Jul-97        n/a          n/a         3,360       3,536           112(6)
                                                                                                   --------       -------
      Total RITES(R)..........................                                                        7,800           259
   Purchase Commitment (Stone Mountain).......     n/a           n/a          n/a         n/a         --              170
   Collateral Account(7)......................     Jun-97        n/a          n/a         n/a         1,359            --
                                                                                                   --------       -------
   SUBTOTAL OTHER BOND RELATED INVESTMENTS....                                                        9,159           429
                                                                                                   --------       -------
      TOTAL INVESTMENTS.......................                                                     $194,059       $17,959
                                                                                                   ========       =======

                                                               INTEREST
                                                                INCOME           FACE
                                                                FOR THE        AMOUNT OF
                                                              NINE MONTHS     OBLIGATIONS
                                                                 ENDED          SENIOR
                                                  FAIR       SEPTEMBER 30,      TO THE
                 INVESTMENTS                      VALUE          1997         INVESTMENTS
----------------------------------------------  ---------    -------------    -----------
                                                           (Dollars in thousands)
PARTICIPATING MORTGAGE BONDS:
   Alban Place................................  $  9,398        $   595             --
   Creekside Village(1).......................     7,558            573             --
   Emerald Hills..............................     7,212            391             --
   Lakeview Garden(1).........................     5,799            347             --
   Newport-on-Seven(1)........................     8,573            520             --
   North Pointe(1)............................    15,963          1,040             --
   Northridge Park............................     6,809            496             --
   Riverset I.................................    19,529          1,122             --
   Southfork Village..........................    11,530            689             --
   Villa Hialeah(2)...........................     7,673            605             --
   Willowgreen(1).............................     6,776            455             --
   The Crossings..............................     7,050            433             --
                                                --------        -------
   SUBTOTAL PARTICIPATING MORTGAGE BONDS......   113,870          7,266
                                                --------        -------
MORTGAGE BONDS:
   Riverset II(3).............................     8,143            548             --
   Charter House(3)...........................     7,864            427             --
   Hidden Valley..............................     1,751            105             --
   Oakbrook...................................     3,291            197             --
   Torries Chase..............................     2,166            127             --
   Southgate Crossings(3).....................    11,060            271             --
                                                --------        -------
   SUBTOTAL MORTGAGE BONDS....................    34,275          1,675
                                                --------        -------
PARTICIPATING SUBORDINATE MORTGAGE BONDS:
   Barkley Place(1)(4)........................     3,325            277        $ 5,350
   Gilman Meadows(4)..........................     3,389            188          4,000
   Hamilton Chase(4)..........................     4,928            334          7,625
   Mallard Cove I(4)..........................     1,086             61            800
   Mallard Cove II(4).........................     2,945            174          2,700
   Meadows(1)(4)..............................     4,578            243          3,000
   Montclair(4)...............................     4,747            429          8,500
   Newport Village(4).........................     5,073            252          6,250
   Nicollet Ridge(4)..........................     6,569            224          7,925
   Steeplechase Falls(1)(4)...................     8,238            444         12,650
   Whispering Lake(4).........................     6,718            360          8,900
   Riverset II................................       955             --             --
                                                --------        -------
   SUBTOTAL PARTICIPATING SUBORDINATE MORTGAGE
    BONDS.....................................    52,551          2,986
                                                --------        -------
SUBORDINATE MORTGAGE BONDS:
   Independence Ridge.........................     1,056             99          7,805
   Locarno....................................       678             64          4,345
                                                --------        -------
   SUBTOTAL SUBORDINATE MORTGAGE BONDS........     1,734            163
                                                --------        -------
OTHER BOND RELATED INVESTMENTS:
   RITES(R):
    Hunters Ridge/South Pointe................     4,411(6)         262          8,220
    Indian Lakes..............................     3,648(6)          86          6,720
                                                --------        -------
      Total RITES(R)..........................     8,059            348
   Purchase Commitment (Stone Mountain).......       170            n/a            n/a
   Collateral Account(7)......................     1,359             --             --
                                                --------        -------
   SUBTOTAL OTHER BOND RELATED INVESTMENTS....     9,588            348
                                                --------        -------
      TOTAL INVESTMENTS.......................  $212,018        $12,438
                                                ========        =======

------------------------------
(1) These bonds do not currently receive full payment of the stated base interest rate.
(2) As a result of declining property performance, the Company has entered into workout negotiations with the borrower which are anticipated to result in a non-cash charge to the Company's fourth quarter operating statement of a portion of the unrealized loss at September 30, 1997.
(3) In the fourth quarter of 1997, these Investments were involved in securitization transactions resulting in the Company retaining an investment in the form of RITES(R) with an aggregate face amount of $6.7 million.
(4) The underlying bonds are held in a trust; the Company owns all of the custodial receipts related to the underlying bonds.
(5) These Mortgage Bonds were originally purchased by the Company in 1986, 1987 and 1988 and were refunded by the Company in February 1995.
(6) Unrealized gain (loss) and fair value include unrealized loss on swap arrangements of $350,000 for Hunters Ridge/South Pointe and $130,000 for Indian Lakes.
(7) The collateral account is part of a structured finance program developed by the Federal National Mortgage Association to facilitate the credit enhancement of Mortgage Bonds for which there is shared risk. The $1.4 million risk-sharing collateral account provides additional security for these enhanced Mortgage Bonds within a collateralized pool; to the extent this security is not needed to repay the Mortgage Bonds, it will be disbursed to the Company following repayment of the Mortgage Bonds.

     The following is a general description of the terms of the Company's Investments and is qualified in its entirety by the more detailed description contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and subsequent Quarterly Reports on Form 10-Q, each of which are incorporated by reference herein.

MORTGAGE BONDS

     The proceeds of the Mortgage Bonds held by the Company were used to make mortgage loans for the construction, acquisition or refinancing of multifamily housing developments throughout the United States. The Company's rights and the specific terms of the Mortgage Bonds are defined by the various loan documents which were negotiated at the time of creation of the loans and the issuance of the Mortgage Bonds. The underlying housing developments qualify as "qualified residential rental properties" under Section 142(d) of the Code or, in the case of charitable organization obligors, Section 145 of the Code, both of which require that a specified percentage of rental units of these developments be rented to persons whose incomes do not exceed certain local median income levels. Accordingly, the Mortgage Bonds are "qualified bonds" within the meaning of section 141(e) of the Code, and based upon the opinions issued by bond counsel or special tax counsel at the time of initial issuance of the Mortgage Bonds, interest paid on the Mortgage Bonds is exempt from federal income taxes.

     The Company's rights under all of the Mortgage Bonds held by it are defined by the terms of the related mortgage loans, which are assigned to the Company to secure the payment of principal and interest under the Mortgage Bonds. These assignments include assignments of mortgages on the underlying properties and of rents.

     Participating Mortgage Bonds. The participating Mortgage Bonds are collateralized by nonrecourse participating first mortgage loans on multifamily housing developments. Prepayment is prohibited for the first seven years of the mortgage loan except for The Crossings Property, where prepayment is prohibited for the first 12 years. The Company may also require prepayment of the mortgage loan upon the occurrence of an event which would cause significant risk that the interest on the bonds would be includable in gross income for federal income tax purposes.

     The 11 participating Original Bonds (i) bear interest at base rates reflecting market conditions at the time the Company purchased each bond and
(ii) provide for contingent interest up to a maximum of 16%. Each loan provides for contingent interest in an amount equal to the difference between the stated base rate and 16%. Contingent interest is payable from 100% of the project's cash flow until the Company's aggregate non-compounded interest rate equals the base interest rate plus 1.5% to 2.5%, as the case may be, on each mortgage loan. Remaining cash flow is divided between the property owner and the Company until the Company reaches the 16% limit. With respect to the Mortgage Bond for The Crossings, base interest is paid at 8% and contingent interest and contingent principal amortization is payable pari passu from 50% of the project's cash flow in excess of base interest up to 16%.

     To the extent the aggregate interest for any year does not equal 16%, the difference is deferred until the Property is sold or the loan is repaid. The ability of the Company to collect contingent interest is dependent upon the level of project cash flow and sale or repayment proceeds. Five participating Mortgage Bonds, with respect to base interest, and all 12, with respect to contingent interest, are on non-accrual status for accounting purposes whereby income is recognized as and to the extent cash is collected.

     Mortgage Bonds. The Mortgage Bonds bear interest at rates that are fixed as stated in each bond.

     Participating Subordinate Bonds. The participating subordinate Mortgage Bonds are held in a trust. The Company owns all of the custodial receipts related to the underlying bonds. Certain of the participating bonds are subordinated in priority and right of payment to the payment of senior bonds and demand notes. These bonds bear interest at either 16% or the greater of 3% or the amount of available cash flow not exceeding 16%. All the participating subordinate bonds are payable only to the extent of available cash flow from the projects. Income is recognized as and to the extent cash is collected for all 12 participating subordinate bonds.

     Subordinate Bonds. Subordinate bonds provide for payment of interest at rates which are fixed. Payment is, however, subordinated to senior obligations.

BOND RELATED INVESTMENTS

     In a number of securitization transactions, the Company has deposited Mortgage Bonds in a trust sponsored by Merrill Lynch and purchased an interest in such trust, called RITES(R) (Residual Interest Tax-Exempt Securities Receipts). In this program, a tax-exempt bond is placed in a trust and two types of securities are sold by the trust, P-FLOATs(R) (Putable Floating Option Tax-Exempt Receipts) and RITES(R). The trust is securitized into P-FLOATs(R), which are senior securities which bear interest at a floating rate that is reset periodically to result in the sale of the P-FLOATs(R) at par, and RITES(R), which receive the remaining interest on the deposited bond after payment of the interest on the P-FLOATs(R) and related securitization fees. The Company may pledge additional Mortgage Bonds to secure repayment of the P-FLOATs(R). The RITES(R) are subject to call provisions upon the occurrence of certain events. The Company also purchases interest rate swaps as a hedging strategy to limit its exposure to rising short term interest rates. Interest rate swaps are contracts exchanging an obligation to pay a floating rate approximating the rate on the floating rate trust certificates for an obligation to pay a fixed rate. Such swaps generally cover the period until the date on which the Company expects the underlying Mortgage Bond to be prepaid although there is no certainty that prepayment will coincide with the termination of the swap. The Company has unrealized loss on such swap arrangements aggregating approximately $480,000 at September 30, 1997. The Company also has, and may continue to, directly purchase residual interests in a trust holding Mortgage Bonds which the Company has not previously owned directly.

OTHER INVESTMENTS

     The Company also has made loans with an aggregate book value of approximately $11.3 million at September 30, 1997 in connection with various Properties. The proceeds of these loans were used for construction financing, purchasing interest rate swaps and payment of accrued interest. Interest on such loans is subject to income taxation.

     These loans include parity working capital loans which relate to the 11 Original Bonds not subject to the Financing. The terms of these loans are identical to those of the related bonds. Interest on these 11 Original Bonds and their related parity working capital is allocated pari passu. The Company also owns demand notes, which represent obligations from the borrowers benefitting from the Financing. The demand notes, which bear interest at the applicable federal rate, are senior to the 11 participating subordinate Mortgage Bonds with respect to interest and scheduled principal amortization.

     The Company also has invested in a collateral account owned by MMACap, LLC, a 99.9% subsidiary of the Company, which is part of a structured finance program developed by the Federal National Mortgage Association to facilitate the credit enhancement of Mortgage Bonds for which there is shared risk. The $1.4 million risk-sharing collateral account provides additional security for these enhanced Mortgage Bonds within a collateralized pool.

     The Company has entered into a total return swap which replicates the total return of the Cinnamon Ridge Mortgage Bond financed at a rate of 4.75%. During the term of the swap, the Company will receive taxable income approximating
 .625% of the face amount of the Mortgage Bond from the total return swap. The Company is also currently earning a servicing fee of .125% annually from this Property. In addition, the Company has made a $120,000 taxable loan. The Company has not entered into a binding contract to purchase the Cinnamon Ridge Mortgage Bond.

     The Company may make investments or enter into activities in the future which will generate taxable income. In addition, the Company conducts origination and mortgage servicing activities which generated taxable fee income of $1,086,000 during the first nine months of 1997 and $560,000 in 1996.

                                 THE PROPERTIES

     The Investments and the related loans are typically secured by multifamily, garden-style apartments. The Properties are geographically diversified in the Eastern United States, Midwest and West Coast. The following table sets forth certain data regarding the Properties underlying the Investments. These Investments reflect the holdings of the Company as of December 31, 1997:

                                                                                                          AVG. MONTHLY RENT
                                                                              OCCUPANCY                  PER APARTMENT UNIT
                                                                     ----------------------------   -----------------------------
                                                                         MONTH          MONTH        NINE MONTHS        YEAR
                                                                         ENDED          ENDED           ENDED           ENDED
                                            MONTH/YEAR   APARTMENT   SEPTEMBER 30,   DECEMBER 31,   SEPTEMBER 30,   DECEMBER 31,
 APARTMENT COMMUNITY        LOCATION         ACQUIRED      UNITS         1997            1996           1997            1996
---------------------  -------------------  -----------  ---------   -------------   ------------   -------------   -------------
PARTICIPATING
 MORTGAGE BONDS:
Alban Place..........  Frederick, MD          Sep-86         194          97.4%           92.8%        $   738         $   754
Creekside Village....  Sacramento, CA         Nov-87         296          93.6            95.9             471             468
Emerald Hills........  Issaquah, WA           Mar-88         130          95.4           100.0             819             760
Lakeview.............  Miami, FL              Sep-87         180          92.2            94.4             621             619
Newport On Seven.....  St. Louis Park, MN     Aug-86         167          97.6            94.0             850             834
North Pointe.........  San Bernardino, CA     Sep-86         540          95.7            93.1             586             585
Northridge Park II...  Salinas, CA            Aug-87         128          99.2            90.6             803             753
Riverset I...........  Memphis, TN            Aug-88         352          97.7            95.5             638             620
Southfork Village....  Lakeville, MN          Jan-88         200          98.5            98.5             812             795
Villa Hialeah........  Hialeah, FL            Nov-87         245          92.2            92.2             600             613
Willowgreen..........  Tacoma, WA             Nov-86         241          94.6            94.6             523             517
The Crossings........  Lithonia, GA           Jan-97         200          95.5            92.0             662             643
                                                           -----
 SUBTOTAL............                                      2,873
                                                           -----

MORTGAGE BONDS:
Hidden Valley........  Kansas City, MO        Dec-96          82          92.7            91.5             484             539
Oakbrook.............  Topeka, KS             Dec-96         170          91.8            91.2             430             431
Torries Chase........  Olathe, KS             Dec-96          99          91.9            90.9             430             430
                                                           -----
 SUBTOTAL............                                        351
                                                           -----

PARTICIPATING
 SUBORDINATE
 MORTGAGE BONDS:
Barkley Place........  Ft. Myers, FL          Feb-95         156          94.9            96.8           1,719           1,633
Gilman Meadows.......  Issaquah, WA           Feb-95         125          99.2            94.4             790             764
Hamilton Chase.......  Chattanooga, TN        Feb-95         300          99.3            96.3             587             582
Mallard Cove I.......  Everett, WA            Feb-95          63         100.0            96.8             552             493
Mallard Cove II......  Everett, WA            Feb-95         135          97.0            97.0             669             600
Meadows..............  Memphis, TN            Feb-95         200          95.5            94.5             550             542
Montclair............  Springfield, MO        Feb-95         159          98.7            95.0           1,554           1,483
Newport Village......  Thornton, CO           Feb-95         220         100.0            97.7             676             656
Nicollet Ridge.......  Burnsville, MN         Feb-95         339          99.1            99.7             765             722
Steeplechase Falls...  Knoxville, TN          Feb-95         450          95.8            90.2             584             584
Whispering Lake......  Kansas City, MO        Feb-95         384          97.1            98.2             570             548
Riverset II..........  Memphis, TN            Jan-96         148          99.3            95.3             634             617
                                                           -----
 SUBTOTAL............                                      2,679
                                                           -----

SUBORDINATE MORTGAGE
 BONDS:
Independence Ridge...  Independence, MO       Aug-96         336          98.5            97.9             469             454
Locarno..............  Kansas City, MO        Aug-96         110          99.1           100.0             734             721
                                                           -----
 SUBTOTAL............                                        446
                                                           -----

OTHER BOND RELATED
 INVESTMENTS:
Hunters Ridge........  St. Louis, MO          Oct-96         198          91.1            89.7             624             618
South Pointe.........  St. Louis, MO          Oct-96         192          95.5            90.4             593             592
Indian Lakes.........  Virginia Beach, VA     Jul-97         296          94.6            90.6             637             630
Riverset II..........  Memphis, TN            Jan-96          --            --              --              --              --
Charter House........  Lenexa, KS             Dec-96         280          99.3            93.6             509             482
Stone Mountain.......  Stone Mountain, GA     Oct-97         722          95.0            95.0             656             664
Southgate
 Crossings...........  Columbia, MD           Jun-97         215          98.6            96.2             751             733
Southwood............  Richmond, VA           Nov-97       1,286          94.6            88.5             462             452
Poplar Glen..........  Columbia, MD           Jun-97         191          94.8            95.8             743             726
Cinnamon Ridge.......  Egan, MN               Dec-97         264         100.0            97.0             746             726
                                                           -----
 SUBTOTAL............                                      3,644
                                                           -----
                                                           9,993
   TOTAL.............                                      =====
 WEIGHTED AVERAGE....                                                     96.2%           93.9%        $   640         $   626

                                   MANAGEMENT

     The directors and executive officers of the Company as of January 1, 1998 are as follows:

             NAME                AGE                 POSITION HELD WITH THE COMPANY
------------------------------   ---    --------------------------------------------------------
Mark K. Joseph................   59     Chairman of the Board, Chief Executive Officer and
                                        Director
Michael L. Falcone............   36     President and Chief Operating Officer
Thomas R. Hobbs...............   57     Senior Vice President and Secretary
Gary A. Mentesana.............   33     Senior Vice President and Chief Financial Officer
Mary K. Reilly................   46     Senior Vice President
Earl W. Cole, III.............   44     Vice President
Jesse M. Chancellor...........   41     Vice President
Angela A. Barone..............   37     Controller
Charles Baum..................   55     Director
Richard O. Berndt.............   55     Director
Robert S. Hillman.............   58     Director
William L. Jews...............   45     Director
Carl W. Stearn................   64     Director

     MARK K. JOSEPH is the Founder, Chairman of the Board, Chief Executive Officer and a director of the Company. He served as the President and a director of the managing general partner of the Partnership since 1986. He has been in the real estate business for over three decades. He is also the Founder and Chairman of the Shelter Group, a privately held real estate development and management company.

     MICHAEL L. FALCONE is the President and Chief Operating Officer of the Company (having previously served as its Executive Vice President). As Chairman of the Operations Committee, Mr. Falcone has managed the day-to-day operations of the Company since the Merger.

     THOMAS R. HOBBS is a Senior Vice President and Secretary of the Company. Mr. Hobbs serves as Chairman of the Credit Committee and directs the administrative, board relations and investor services operations of the Company.

     GARY A. MENTESANA is a Senior Vice President and Chief Financial Officer of the Company. Mr. Mentesana is responsible for the financial operations of the Company. He manages the capital market activities of the Company. Mr. Mentesana is a certified public accountant.

     MARY K. REILLY is a Senior Vice President of the Company. Ms. Reilly has primary responsibility for the underwriting and acquisition of new bond assets for the portfolio.

     EARL W. COLE, III is a Vice President of the Company. Mr. Cole directs the asset management and loan servicing operations of the Company. He served in a similar capacity for the managing general partner of the Partnership from 1989 to 1996.

     JESSE M. CHANCELLOR is a Vice President of the Company. Mr. Chancellor is responsible for originating tax-exempt multifamily bonds on a national basis.

     ANGELA A. BARONE is the Controller of the Company. Ms. Barone has overall responsibility for financial and tax reporting, Security and Exchange Commission and stock exchange compliance and management of the Company's temporary investments. Ms. Barone is a certified public accountant.

     CHARLES BAUM has been a director of the Company since 1996. Mr. Baum is Chairman and Chief Executive Officer of the Morgan Group, Elkhart, Indiana, a position he has held since August of 1992. The Morgan Group provides transportation and other services to the manufactured housing and recreational vehicle industries.

     RICHARD O. BERNDT has been a director of the Company since 1996. Mr. Berndt is the Managing Partner of the law firm of Gallagher, Evelius & Jones located in Baltimore, Maryland. Mr. Berndt has extensive experience in corporate and real estate law.

     ROBERT S. HILLMAN has been a director of the Company since 1996. Mr. Hillman is a member of the law firm of Whiteford, Taylor and Preston, L.L.P., which has offices in Baltimore, Maryland and Washington, D.C. Formerly the Executive Partner of the 135-attorney firm, Mr. Hillman has extensive experience in municipal finance, real estate, labor and employment law.

     WILLIAM L. JEWS has been a director of the Company since 1996. Mr. Jews is President and Chief Executive Officer of Blue Cross/Blue Shield of Maryland which employs approximately 3,200 people, insures 1.4 million people and has annual revenues of approximately $1.9 billion.

     CARL W. STEARN has been a director of the Company since 1996. Mr. Stearn is Chairman and Chief Executive Officer of Provident Bankshares Corporation, and Chief Executive Officer of Provident Bank of Maryland, a community bank with $3.7 billion in assets.

     Upon completion of the Offering, management of the Company will own 6.1% of the outstanding Common Shares in addition to restricted shares and stock options representing 4.4% of the outstanding Common Shares. Certain officers and directors of the Company are expected to acquire 100,000 Common Shares in the Offering at the price to the public.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain of the federal income tax considerations which are material to a typical Shareholder who is a United States citizen or resident and is based upon the Code, judicial decisions, final, temporary and proposed Treasury regulations ("Regulations") and administrative rulings and pronouncements of the IRS. No attempt has been made to comment on all federal income tax matters affecting the Company or the Shareholders. The discussion does not purport to deal with federal income or other tax consequences applicable to an investment by certain categories of Shareholders, including, without limitation tax-exempt organizations, dealers in securities, banks, insurance companies, Subchapter S corporations, real estate investment trusts and persons who are not citizens or residents of the United States and is not tax advice. In the opinion of Rogers & Wells, the following discussion reflects the federal income tax considerations which are material to a typical Shareholder. No ruling on the federal, state or local tax considerations relevant to the issuance of the Common Shares, the debt characterization of the Mortgage Bonds, the tax-exempt character of interest on the Mortgage Bonds or other Investments or the classification of the Company as a partnership has been, or will be, requested from the IRS or from any other tax authority. Moreover, no assurance can be given that the conclusions reached by Rogers & Wells will be accepted by the IRS or, if challenged by the IRS, sustained in court. This summary is based on current legal authority and there is no assurance that legislative or administrative changes or court decisions may not occur which would significantly modify the statements and opinions expressed herein.

     PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES TO THEM PRIOR TO PURCHASING THE COMMON SHARES.

GENERAL

     Partnership Status of the Company. Based upon and subject to the representations of the Company and discussion set forth below, the Company will be classified as a partnership for federal income tax purposes. Under Regulations that are effective as of January 1, 1997, in the case of a "business entity" that was in existence prior to January 1, 1997, the claimed classification of the entity will be respected for all periods prior to January 1, 1997 if (i) the entity had a reasonable basis for its claimed classification;
(ii) the entity and all members of the entity recognized the federal tax consequences of any change in the entity's classification within sixty months prior to January 1, 1997; (iii) neither the entity nor any member was notified in writing on or before May 8, 1996, that the classification of the entity was under examination (in which case the entity's classification will be determined in the examination). Based on the representations of the Company that the IRS did not examine the classification of the Company or its predecessor as a partnership on or before May 8, 1996 and based upon its review of the Company's Certificate of Formation and Operating Agreement (the

"Operating Agreement") and the limited partnership agreement of the Company's predecessor, Rogers & Wells has advised the Company that in its opinion the Company and its predecessor satisfy the foregoing requirements. However, taxation of the Company as a partnership further depends upon its satisfying the "qualifying income" exception for publicly traded partnerships described below.

     Publicly Traded Partnership Rules. The Company is a "publicly traded partnership" because its Common Shares are traded on the AMEX. A publicly traded partnership is generally taxable as a corporation unless 90 percent or more of its gross income is "qualifying income." Qualifying income includes interest, dividends, real property rents, gains from the sale or disposition of real property, gains from the sale or other disposition of capital assets held for the production of interest or dividends, and certain other items. Rogers & Wells has advised the Company that, although the issue is not free from doubt, tax-exempt interest constitutes qualifying income for this purpose. See "RISK FACTORS -- Tax Risks -- Publicity Traded Partnership Status." In addition, under Regulations proposed on December 19, 1997, income from notional principal contracts such as interest rate swaps, caps and floors should be included in qualifying income if the property, income or cash flow that measures the amounts to which the partnership is entitled under such contracts would give rise to qualifying income if held or received directly by the partnership. Company management has represented that in all relevant prior years of the Company's (and its predecessor's) existence that at least 90 percent of its gross income was qualifying income and has covenanted to conduct the Company's operations in a manner such that the Company will continue to satisfy the qualifying income exception.

     Interest, including tax-exempt interest, will not be treated as qualifying income for these purposes if such interest is derived in the conduct of a financial or insurance business. Company management has represented and covenanted that the Company acts as an investor with respect to its Investments, and has not and will not engage in the active conduct of a lending or banking or similar financial business. If for any reason more than 10 percent of the Company's gross income is attributable to non-qualifying income, including interest income derived from the conduct of a lending, banking or similar financial business, the Company would be taxable as a corporation rather than as a partnership for federal income tax purposes. See "RISK FACTORS -- Tax
Risks -- Limitations on Business Activities." Based upon and subject to the foregoing representations and covenants and based upon its review of the Company's Investments and operational activities as reported by Company management, in the opinion of Rogers & Wells, although the issue is not free from doubt, the Company (and its predecessor) has been and is properly treated as a partnership for federal income tax purposes.

     If the Company in any taxable year were taxable as a corporation for federal income tax purposes, income and deductions of the Company will be reported only on its tax return rather than being passed through to the Shareholders, the Preferred Shareholders and Preferred CD Shareholders and the Company would be required to pay income tax at corporate rates on any portion of its net income that did not constitute tax-exempt income. In this regard, a portion of the Company's tax-exempt income may be included in determining its alternative minimum tax liability. The imposition of any such tax would reduce the amount of cash available to be distributed to the Shareholders, the owners of the Preferred Shares and the owners of the Preferred CD Shares. In addition, distributions from the Company to the Shareholders, the owners of the Preferred Shares and the owners of the Preferred CD Shares would be ordinary dividend income taxable to such shareholders as portfolio income to the extent of the Company's earnings and profits, which would include its tax-exempt income as well as any other taxable income it might have. Payments of such dividends would not be deductible by the Company.

CERTAIN INCOME TAX CONSIDERATIONS RELATING TO THE COMPANY AND THE SHAREHOLDERS

     Taxation of the Company and the Shareholders. A partnership itself is not subject to any federal income tax. Assuming the Company is classified as a partnership for tax purposes, the Company itself will not be subject to federal income tax and each Shareholder will be required to report on his or her personal income tax return his or her distributive share of Company income, gain, loss, deduction and items of tax preference and will be subject to tax on his or her distributive share of the Company's taxable income, regardless of whether any portion of that income is, in fact, distributed to such Shareholder. Thus, Shareholders may be required to accrue income, without the current receipt of cash if the Company does not make cash distributions while generating taxable income from operations. Consequently, a Shareholder's tax liability with respect to his or her share of Company taxable income may exceed the cash actually distributed in a given taxable year.

     The Company must file a federal information tax return on Form 1065. The Company will provide information as to each Shareholder's distributive share of the Company's income, gain, loss, deduction and items of tax preference on a Schedule K-1 supplied to such Shareholder after the close of the Company's fiscal year. In preparing such information, the Company will utilize various accounting and reporting conventions, some of which are discussed herein, to determine each Shareholder's allocable share of income, gain, loss and deduction. There is no assurance that the use of such conventions will produce a result that conforms to the requirements of the Code, Regulations or IRS administrative pronouncements and there is no assurance that the IRS will not successfully contend that such conventions are impermissible. Any such contentions could result in substantial expenses to the Company and the Shareholders as a result of contesting such contentions, as well as an increase in tax liability to Shareholders as a result of adjustments to their allocable share of the Company's income, gain, loss and deduction. See "-- Tax Returns, Audits, Interest and Penalties."

     Tax-Exempt Income. The Company expects that a significant portion of its revenues will constitute tax-exempt income. There are risks that certain amounts of income that the Company will report as tax-exempt may not qualify for such treatment. See "RISK FACTORS -- Tax Risks."

     Allocation of Income and Loss. Article 4 of the Operating Agreement allocates the Company's Profits and Losses (as defined in the Operating Agreement) and corresponding items of taxable and tax-exempt income, gain, loss and deductions (including nondeductible expenses). The allocations generally allocate to holders of Common Shares all of the Company's items of income, gain, loss and deductions other than items of income gain, loss and deduction attributable to the SCATEF Assets (as defined in the Operating Agreement), which are used to fund most or all distributions in respect of the Preferred Shares and Preferred CD Shares. Additional items of income, gain, loss or deduction (including tax-exempt interest) are allocated to the holders of Preferred Shares and Preferred CD Shares to the extent the items attributable to the SCATEF Assets are insufficient to account for the distributions payable to such holders under Article 5 of the Operating Agreement.

     The Company's allocation provisions will be recognized for federal income tax purposes only if they are considered to have "substantial economic effect" and are not retroactive allocations. If any allocation of an item fails to satisfy the "substantial economic effect" requirement, the item will be allocated among the Shareholders based on their respective "interests in the Company," determined on the basis of all of the relevant facts and circumstances. Such a determination could result in the income, gains, losses, deductions, or credits allocated under the Operating Agreement being reallocated among the Shareholders. Such a reallocation, however, would not alter the distribution of cash flow under the Operating Agreement.

     The Operating Agreement permits shareholders' capital accounts to be increased or decreased to reflect the revaluations of property (at fair market value) on the Company's books in connection with a contribution or distribution of money or other property. Capital accounts will be restated to reflect the issuance of additional Common Shares.

     In addition, the Regulations and the Operating Agreement require that the Company allocate tax items so as to take into account variations between the purchase price of Common Shares pursuant to this Offering and the share of the Company's tax bases of its assets (less debt) allocable to the newly issued Common Shares. These rules are complex and their is no assurance the Company will be able to comply with them fully.

     When Common Shares are sold or exchanged, the Company is required to account for the variation between the basis of the transferees in the Common Shares and the transferee's share of the tax bases of the Company's assets (less the transferee's share of the Company's debt) allocable to his or her Common Shares. The IRS has not issued guidance as to how a Company with publicly traded shares can comply with these rules.

     There is no assurance the IRS will agree with the Company's methods of allocating income, gain, loss and deduction (including tax-exempt interest and nondeductible expenses) to the holders of Common Shares, Preferred Shares and Preferred CD Shares or the Company's determination and allocation of adjustments attributable to differences between the purchase price of Common Shares and their shares of the Company's tax basis in its assets. Because as a publicly traded partnership the Company may be unable to comply with the literal requirements of the Regulations and because certain of the Operating Agreement's allocations may not have "substantial economic effect", Counsel is unable to express an opinion on these issues. However, the Company does not expect that any reasonable adjustments which may be required by the IRS would substantially increase the share of the Company's taxable income allocable to Shareholders.

     Shareholder's Basis in Common Shares. A Shareholder's adjusted basis in Common Shares is relevant in determining the gain or loss on the sale or other disposition of Common Shares and the tax consequences of a distribution from the Company. See "-- Treatment of Cash Distributions to Shareholders from the Company." In addition, a Shareholder is entitled to deduct on his personal income tax return, subject to the limitations discussed below, his distributive share of the Company's net loss, if any, to the extent of such Shareholder's adjusted basis in his Common Shares.

     A Shareholder's initial basis in newly issued Common Shares will be his purchase price for the Common Shares, increased by his share of items of Company income (including tax-exempt interest) and gain, and reduced, but not below zero, by (a) his share of items of Company loss and deduction (including any nondeductible expenses), and (b) any cash distributions received by such Shareholder from the Company.

     Treatment of Cash Distributions to the Shareholders from the Company. Cash distributions made to the Shareholders will generally be treated as a non-taxable return of capital and will not generally increase or decrease such Shareholders' share of taxable income or loss from the Company. A return of capital generally does not result in any recognition of gain or loss for federal income tax purposes but reduces a Shareholder's adjusted basis in his Common Shares. Distributions of cash in excess of a Shareholder's adjusted basis in his Common Shares immediately prior thereto will result in the recognition of gain to the extent of such excess.

     Sale of the Common Shares. Gain or loss will be recognized by a Shareholder upon the sale of the Common Shares acquired in an amount equal to the difference between the amount realized on the sale and the tax basis of the Shareholder allocable to the Common Shares. Except to the extent attributable to unrealized receivables or inventory, which are not expected to be material, such gain or loss will be a capital gain or loss if the Common Shares are capital assets in the hands of the holder thereof and will be a long term capital gain or loss if the Shareholder's holding period in the Common Shares is more than eighteen months. In general, an individual's long term capital gains are taxed at a maximum rate of 20 percent (ten percent for individuals in the 15 percent tax bracket). A 28 percent maximum tax rate applies to individuals selling capital assets that were held more than 12 months but not more than 18 months. A lower rate of 18 percent (eight percent for individuals in the 15 percent tax bracket) applies to sales after December 31, 2000, provided that the individual Shareholder has held the Common Shares which are sold for more than five years.

     It is the position of the IRS that a partner has a single aggregate basis in all of the partner's partnership interests and that, to determine gain or loss upon a sale of a part of such partnership interests, the portion of the partner's basis allocated to the interests being sold equals the partner's share of partnership liabilities transferred in the sale plus the partner's aggregate tax basis (excluding basis attributable to partnership liabilities) multiplied by the ratio of the fair market value of the interests sold to the fair market value of all of the partner's partnership interests. This portion may produce unexpected results if applied to a Shareholder who purchased Common Shares at more than one price or who owns Preferred Shares and/or Preferred CD Shares in addition to Common Shares because the sale may result in significantly different gains or losses than in the case of a Shareholder who held only the Common Shares being sold.

     Limitations on Deductibility of Losses. It is not anticipated that the Company will generate any tax losses. A corporate Shareholder generally will be entitled to deduct its distributive share of any losses of the Company to the extent of the tax basis of its Common Shares at the end of the year in which such losses occur. However, Shareholders who are individuals, trusts, estates, personal service companies and certain closely held C corporations may be subject to limitations on deducting losses of the Company.

     Limitation on Interest Deductions. The deductibility of a non-corporate taxpayer's "investment interest" expense is generally limited to the amount of such taxpayer's "net investment income." Investment interest expense includes
(i) interest on indebtedness incurred or continued to purchase or carry property held for investment and that is not part of a passive activity, (ii) a partnership's interest expense attributed to portfolio income under the passive loss rules and (iii) the portion of interest expense incurred or continued to purchase or carry an interest in a passive activity (such as a Shareholder's interest in the Company) to the extent attributed to portfolio income under the passive loss rules. Net investment income includes gross income from property held for investment, gain attributable to the disposition of property held for investment, and amounts treated as gross portfolio income pursuant to the passive loss rules less deductible expenses (other than interest) directly connected with the production of investment income.

     A Shareholder would treat as investment interest his allocable portion of the Company's total interest expense, if any, or of any margin account or other interest expense incurred to purchase or carry a Common Share, that is attributable to the Company's gross portfolio income less deductible expenses directly connected with such portfolio income. The Company does not expect to incur any significant amount of indebtedness as part of its investment strategy. The portion of a Shareholder's allocable share of interest expense of the Company, or of any margin account or other interest expense incurred to purchase or carry a Common Share, that is attributable to the Company's passive income is subject to the passive loss limitations described above.

     Deductibility of Interest Connected with Tax-Exempt Income. The Code disallows any deduction for interest paid by a taxpayer on indebtedness incurred or continued for the purpose of purchasing or carrying a tax-exempt obligation. A purpose to carry tax-exempt obligations will be inferred whenever a taxpayer owns tax-exempt obligations and has outstanding indebtedness which is neither directly connected with personal expenditures nor incurred in connection with the active conduct of a trade or business. The IRS might take the position that a Shareholder's allocable portion of any interest paid by the Company on its borrowings and any interest paid by the Shareholder on indebtedness incurred to purchase an interest in the Company should be viewed in whole or in part as incurred to enable such Shareholder to continue carrying such tax-exempt obligations and, therefore, that the deduction of any such interest by such Shareholder should be disallowed in whole or in part. The Company does not expect to incur any significant amount of indebtedness to purchase or carry tax-exempt investments, however a risk exists that the IRS may take the position that the P-FLOATs(R) sold as part of the securitizations are debt. The Company has received opinions of counsel to the effect that the P-FLOATs(R) are not debt for federal income tax purposes. However, if the IRS was successful in maintaining this position, interest paid to the holders of P-FLOATs(R) may not be deductible.

     Alternative Minimum Tax. Unless grandfathered, interest on the Mortgage Bonds generally is an item of tax preference for purpose of the alternative minimum tax ("AMT"). To the extent interest on any of the Mortgage Bonds owned by the Company is such an item of tax preference, a portion of the interest income allocable to a holder of Common Shares interest also will be a tax preference item.

     Other Federal Income Tax Considerations. The Code contains certain provisions that could result in other tax consequences as a result of ownership of the Common Shares or the inclusion in certain computations including, without limitation, those related to the corporate alternative minimum tax and environmental tax, of interest that is excluded from gross income.

     Ownership of tax-exempt obligations may result in collateral tax consequences to certain taxpayers, including, without limitation, financial institutions, property and casualty insurance companies, certain foreign corporations doing business in the United States, certain S corporations with excess passive income, individual recipients of social security or railroad retirement benefits and individuals otherwise eligible for the earned income credit. Prospective purchasers of Common Shares should consult a tax adviser as to the applicability of any such collateral consequences.

     Company Expenses. The Company has incurred or will incur various expenses in connection with its ongoing administration and operation. Payments for services generally are deductible if the payments are ordinary and necessary expenses, are reasonable in amount and are for services performed during the taxable year in which paid or accrued. The Company anticipates that a substantial portion of its ordinary expenses will be allocable to tax-exempt interest income. The Code prohibits the deduction of any expense otherwise allowable under Code Section 212 which is allocable to tax-exempt interest income. The Company allocates its expenses in proportion to the amount of tax-exempt income and taxable income that it receives. Shareholders who are individuals will not be permitted to deduct the portion of the Company's expenses related to tax-exempt income in calculating their federal income tax liability.

     To the extent the Company's expenses are not disallowed as described in the previous paragraph, payments for services related to the acquisition of an asset having a useful life in excess of one year, such as brokerage fees, generally must be capitalized into the cost basis of the acquired property. The IRS may not agree with the Company's determinations as to the deductibility of fees and expenses and might require that certain expenses be capitalized and amortized or depreciated over a period of years. If all or a portion of such deductions were to be disallowed, on the basis that some of the foregoing expenses are non-deductible syndication fees or otherwise, the Company's taxable income would be increased or its losses would be reduced.

     An individual's miscellaneous itemized deductions, including his investment expenses, are deductible only to the extent they exceed 2% of his adjusted gross income. Under the Taxpayer Relief Act of 1997, if the Company elects to be treated as an "electing large partnership" under the Code, the limitation on miscellaneous itemized deductions will apply at the Company level. Instead of the 2% floor, 70% of the Company's total miscellaneous itemized deductions are disallowed.

     Offering Expenses. Expenses of issuing and marketing Common Shares in the Company ("syndication expenses") are not allowable deductions to the Company or any Shareholder. Syndication expenses are defined as expenditures connected with the issuing and marketing of interests in partnerships. Fees payable to dealer managers and soliciting dealers, registration fees, printing costs, selling and promotional material costs and legal fees for securities and tax advice pertaining to registration of the Common Shares with the Commission are syndication expenses and, therefore, do not qualify for amortization.

     Section 754 Election. The Company has elected under Section 754 of the Code to adjust the basis of partnership property on the transfer of Preferred Shares, Preferred CD Shares and Common Shares by the difference between the transferee's basis for his shares and the transferee's allocable share of the basis of all property of the Company. The increase or decrease affects the basis of the Company's property only with respect to the transferee holder of shares. The procedure for allocating the basis adjustment is complex and there is no assurance that the IRS would not challenge the allocations of the step-up among the Company's assets.

     Backup Withholding. Distributions to Shareholders whose Common Shares are held on their behalf by a "broker" may constitute "reportable payments" under the federal income tax rules regarding "backup withholding." Backup withholding, however, would apply only if the Shareholder (i) failed to furnish his Social Security number or other taxpayer identification number of the person subject to the backup withholding requirement (e.g., the "broker") or (ii) furnished an incorrect Social Security number or taxpayer identification number. If "backup withholding" were applicable to a Shareholder, the Company would be required to withhold 31% of each distribution to such Shareholder and to pay such amount to the IRS on behalf of such Shareholder.

     Issuance of Additional Common Shares. The Company is likely to issue new Common Shares to additional investors to finance the acquisition of additional investments. On any issuance of additional Common Shares, the capital accounts of the existing Shareholders will be adjusted to reflect a revaluation of the Company's property (based on their then fair market value, net of liabilities, to which they are then subject).

     Tax Returns, Audits, Interest and Penalties. The Company will supply Schedules K-1 to Form 1065 to each Shareholder of record as of the last day of each month after the end of each calendar year. The Company is not obligated to provide tax information to persons who are not such Shareholders of record.

     Any Shareholder who sells or exchanges a Common Share will be required to notify the Company of such transaction in writing within 30 days of the transaction (or, if earlier, by January 25 of the calendar year after the year in which the transaction occurs). The notification is required to include (i) the names and addresses of the transferor and the transferee; (ii) the taxpayer identification number of the transferor and, if known, of the transferee; and (iii) the date of the sale or exchange. A Shareholder will not be required to notify the Company of a sale or exchange of a Common Share if an information return is required to be filed by a broker with respect to such sale or exchange. Any transferor who fails to notify the Company of a sale or exchange may be subject to a $50 penalty for each such failure. The Company will treat any transferor Shareholder who provides all of the information requested of the transferor on the depositary receipt as having satisfied this notification requirement.

     In addition, the Company must file a return notifying the IRS of any sale or exchange of a Common Share of which the Company has notice and report the name and address of the transferee and the transferor who were parties to such transaction, along with all other information required by applicable Regulations, including the fair market value of the selling Shareholder's allocable share of unrealized receivables (including depreciation recapture, if any). If the Company does not know the identity of the beneficial owner of the Common Share, the record holder of such Common Share may be treated as the transferor or transferee, as the case may be. If the Company fails to file such a return, it may be subject to a penalty of $50 for each such failure up to an annual maximum of $250,000 (with no limit in the case of intentional disregard of the filing requirement). The Company is also required to provide this information to the transferor and the transferee. If the Company fails to furnish any such information, it may be subject to a penalty of $50 per failure up to an annual maximum of $250,000. However, the Company would not be required to file a return upon the sale or exchange of a Common Share with respect to which an information return is required to be filed by a broker.

     To the extent the Company's tax returns are examined by the IRS, the tax treatment of the Company's income, gain, loss or deductions or credits will be determined at the Company level in a unified proceeding, rather than separate proceedings for each holder of Common Shares, Preferred Shares, or Preferred CD Shares. The Company may elect to be treated as an "electing large partnership" under the Code. If the Company makes such election, only the Company (and not the Shareholders) will receive notice of IRS adjustments to the Company's return. Only the Company has the right to appeal the adjustments. Under the electing large partnership provisions, the Company may elect to either (i) combine the adjustments with similar items for the current tax year and pass through the adjustment to the Shareholders for such year, or (ii) pay a tax on any adjustment at the highest individual or corporate rate, plus interest and penalties. In general terms, if the Company does not elect to be treated as an electing large partnership, the Company will still be subject to a unified partnership proceeding, but Shareholders owing at least a one percent profits interest in the Company whose name and address is furnished to the IRS would receive notice of the commencement of an audit of the Company as well as notice of the final partnership administrative adjustment. Also, if the Company does not elect "electing large partnership" status, the tax matters partner, which is also the Special Shareholder under the Operating Agreement, would not be able to settle on behalf of, and bind, Shareholders with less that a one percent profits interest under certain circumstances.

     State, Local and Foreign Income Taxes. In addition to the federal income tax consequences described above, Shareholders should consider potential state, local and foreign tax consequences of an investment in the Company and are urged to consult their individual tax advisors in this regard. The rules of some states and localities for computing and/or reporting taxable income may differ from the federal rules. Interest income that is tax-exempt for federal purposes may be taxable by some states and localities.

     Under the tax laws of certain states, the Company may be subject to state income or franchise tax or other taxes that may be applicable to the Company. Such taxes will decrease the amount of income available to Shareholders. Shareholders are advised to consult with their tax advisors concerning the tax treatment of the Company, and its effect on Shareholders, under the tax laws of the states applicable to the Company and the Shareholders.

     Both the substantive features and the filing requirements of state income taxation of Shareholders will vary according to several factors which include the following: (i) the status of the Shareholder; (ii) whether the state imposes personal or corporate income taxation or instead imposes a form of franchise, unincorporated business or occupational taxation; (iii) whether the state will allow credits or exemptions for income taxes to which a Shareholder is subject in his state or other jurisdiction of residence; (iv) the level of personal exemptions or credits allowed by the state and whether those exemptions or credits are required to be prorated in the ratio of income sourced in the taxing state to total income; and (v) whether the applicable tax rate structure is applied on the basis of income sourced in the taxing jurisdiction or on the basis of total income of a nonresident taxpayer. The Company may be required to withhold state taxes from distributions to Shareholders in some instances.

     THE SUMMARY TAX CONSEQUENCES SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY AND DOES NOT ADDRESS THE CIRCUMSTANCE OF ANY PARTICULAR SHAREHOLDER. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON SHARES INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the underwriting agreement (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), for whom Legg Mason Wood Walker, Incorporated, Merrill Lynch and Wheat, First Securities, Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company the following number of Common Shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement:

                                UNDERWRITERS                                NUMBER OF SHARES
    ---------------------------------------------------------------------   ----------------
    Legg Mason Wood Walker, Incorporated.................................         654,000
    Merrill Lynch, Pierce, Fenner & Smith Incorporated...................         653,000
    Wheat, First Securities, Inc. .......................................         653,000
    BT Alex. Brown Incorporated..........................................          60,000
    Credit Lyonnaise Securities (USA) Inc. ..............................          60,000
    Donaldson, Lufkin & Jenrette Securities Corporation..................          60,000
    A.G. Edwards & Sons, Inc. ...........................................          60,000
    Goldman, Sachs & Co. ................................................          60,000
    Lehman Brothers Inc. ................................................          60,000
    Morgan Stanley & Co. Incorporated....................................          60,000
    Salomon Smith Barney.................................................          60,000
    J.C. Bradford & Co. .................................................          40,000
    EVEREN Securities, Inc. .............................................          40,000
    Ferris, Baker Watts, Inc. ...........................................          40,000
    Janney Montgomery Scott Inc. ........................................          40,000
    McDonald & Company Securities, Inc. .................................          40,000
    Morgan Keegan & Company, Incorporated................................          40,000
    Pennsylvania Merchant Group Ltd......................................          40,000
    Piper Jaffray Inc....................................................          40,000
    Raymond James & Associates, Inc. ....................................          40,000
    The Robinson-Humphrey Company, LLC...................................          40,000
    Scott & Stringfellow, Inc. ..........................................          40,000
    Stifel, Nicolaus & Company, Incorporated.............................          40,000
    Sutro & Co. Incorporated.............................................          40,000
    Tucker Anthony Incorporated..........................................          40,000
                                                                                ---------
         Total...........................................................       3,000,000
                                                                                =========

     The Underwriting Agreement provides that the obligations to purchase the Common Shares are subject to the satisfaction of certain conditions precedent and that if any of the foregoing Common Shares are purchased by the Underwriters pursuant to the Underwriting Agreement, all such Common Shares must be so purchased.

     The Company has been advised by the Underwriters that they propose to offer the Common Shares directly to the public initially at the initial offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such public offering price less a concession not in excess of $.65 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per Common Share to certain other underwriters or to certain other brokers or dealers. After the public offering, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Underwriters. Certain members of management of the Company are expected to purchase 100,000 Common Shares in the Offering at the price to the public.

     The Company has granted to the Underwriters an option to purchase up to an additional 450,000 Common Shares to cover over-allotments, if any, at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement. The Underwriters may exercise this option at any time up to 30 days after the date of this Prospectus Supplement. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of Common Shares that the number of Common Shares to be purchased by it shown on the foregoing table bears to 3,000,000, and the Company will be obligated, pursuant to that option to sell such Common Shares to the Underwriters. If purchased, the Underwriters will sell such additional Common Shares on the same terms as those on which the 3,000,000 Common Shares are being offered.

     The Company and certain of the Company's directors, officers and affiliated parties have agreed that they will not, without the prior written consent of Legg Mason Wood Walker, Incorporated offer for sale, contract to sell, sell or otherwise issue or dispose of, directly or indirectly, any Common Shares other than Common Shares issued by the Company pursuant to the Company's Non-Employee Directors' Plan and 1996 Share Incentive Plan, or sell or grant options, rights or warrants with respect to any Common Shares (other than the grant of options pursuant to the Company's Option Plan), for a period of 90 days in the case of the Company and for a period of 180 days in the case of the Company's directors, officers and affiliated parties following the consummation of the Offering.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments the Underwriters may be required to make in respect thereof.

     Certain of the Underwriters and their affiliates have from time to time performed, and may continue to perform in the future, various investment banking, financial advisory and other commercial services for the Company, for which they received, and will in the future receive, customary compensation. An affiliate of Merrill Lynch owns 1,250 Term Common Shares of the Company and 128,367 Common Shares and thus received approximately 2.3% of the net cash flow of the Company for the nine months ended September 30, 1997. The Company has also entered into various RITES(R) and interest swap transactions with Merrill Lynch, on terms generally available in the marketplace. See "RISK
FACTORS -- Interest Rate Risks; Hedging Risks," "-- Certain Conflicts" and "THE INVESTMENTS -- Bond Related Investments."

     Until the distribution of the Common Shares is completed, the rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase Common Shares. As an exception to these rules, in connection with the Offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Shares. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the Commission pursuant to which such persons may bid for or purchase Common Shares for the purpose of pegging, fixing or maintaining the market price of the Common Shares.

     The Underwriters may also create a short position for the account of the Underwriters by selling more Common Shares in connection with the Offering than they are committed to purchase from the Company, and in such case may purchase Common Shares in the open market following completion of the Offering to cover all or a portion of such position. The Underwriters also may elect to reduce any short position by exercising all or part of the over-allotment option described herein.

     In addition, the Representatives, on behalf of the Underwriters, also may impose "penalty bids" under contractual arrangements with the Underwriters whereby they may reclaim from an Underwriter (or any selling group member participating in the Offering) for the account of the other Underwriters, the selling concession with respect to Common Shares that are distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the Offering.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Shares. In addition, neither the Company nor any of the Undertakers makes any representations that the Underwriters will engage in such transaction, or that such transactions once commenced, will not be discontinued without notice.

     The Common Shares are listed on the AMEX under the symbol "MMA."

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of the Company for the year ended December 31, 1996 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to management's estimates of fair value of mortgage revenue bonds and other bond related investments as described in Note 2 to the financial statements) of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Rogers & Wells, New York, New York, and for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland. Rogers & Wells will rely as to certain matters of Maryland law on the opinion of Piper & Marbury L.L.P.

PROSPECTUS

                                  $250,000,000

                       MUNICIPAL MORTGAGE AND EQUITY, LLC
                                 COMMON SHARES

                         ------------------------------

     Municipal Mortgage and Equity, LLC (the "Company") may offer from time to time its growth share limited liability company interests (the "Common Shares"), with an aggregate public offering price of up to $250,000,000, in amounts, at prices and on terms to be determined at the time of offering and set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement").

     The Common Shares may be offered by the Company directly to one or more purchasers, through agents designated from time to time by the Company or through dealers or underwriters. If any agents of the Company or any dealers or underwriters are involved in the offering of Common Shares in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable purchase price, fee, commission or discount will be set forth, or will be calculable from the information set forth, in the accompanying Prospectus Supplement, together with the net proceeds to the Company. See "Plan of Distribution." This Prospectus may not be used to consummate sales of Common Shares unless accompanied by a Prospectus Supplement describing the method and terms of the offering of such Common Shares.

     The Common Shares are traded on the American Stock Exchange under the symbol "MMA." Any Common Shares sold pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance.

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON SHARES.

                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON
THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                         ------------------------------

                  The date of this Prospectus is June 2, 1997.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement (of which this Prospectus is a part) on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Shares in respect of which this Prospectus is being delivered. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission, and in the exhibits thereto. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Common Shares, reference is hereby made to the Registration Statement and such exhibits and schedules, which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Commission and its regional offices listed below.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement, as well as such reports, proxy statements and other information filed with the Commission, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. The Company files its reports, proxy statements and other information with the Commission electronically. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. The Common Shares are listed on the American Stock Exchange, and reports, proxy statements and other information concerning the Company can be inspected and copied at the offices of the American Stock Exchange at 86 Trinity Place, New York, New York 10006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed by the Company under the Exchange Act with the Commission and are incorporated by reference in this Prospectus:

        1. The Company's Annual Report on Form 10-K for the year ended December 31, 1996.

        2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

        3. The Company's Current Report on Form 8-K dated January 2, 1997, filed with the Commission pursuant to the Exchange Act.

        4. The Company's Prospectus/Consent Solicitation Statement included in its Registration Statement on Form S-4 (File No. 33-99088), as declared effective by the Commission on May 29, 1996, as it relates to the description of the Company's Common Shares contained under the caption "Description of Shares" and incorporated by reference into
           Item 1 of Form 8-A filed with the Commission on July 25, 1996, pursuant to 12(b) of the Exchange Act, including all amendments and reports updating such description.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of filing hereof and prior to the date on which the Company ceases offering and selling Common Shares pursuant to this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus and the accompanying Prospectus Supplement are delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the Registration Statement to which this Prospectus relates or into such other documents. Requests for documents should be directed to Municipal Mortgage and Equity, LLC, 218 North Charles Street, Suite 500, Baltimore, Maryland 21201, Attention: Milissa Lindkvist,
(410) 962-8044.

                                  THE COMPANY

     The Company is a self-advised and self-managed Delaware limited liability company which, together with its predecessor, has since 1986 invested primarily in tax-exempt instruments, such as whole tax-exempt mortgage revenue bonds ("Mortgage Bonds"), portions of such bonds (including junior positions), participating mortgages and securities of other entities which primarily hold tax-exempt mortgage revenue bonds. At March 31, 1997, the Company owned a portfolio of 31 Mortgage Bonds secured by 30 multifamily properties (each, a "Property") having a total of 6,629 units.

     As a result of a 1996 reorganization, the Company succeeded to the business of SCA Tax Exempt Fund Limited Partnership, became self-advised and self-managed, and commenced implementation of its new business plan, which contemplates additional investments in mortgage revenue bonds and related assets.

     The principal executive offices of the Company are located at 218 North Charles Street, Suite 500, Baltimore, Maryland 21201, and its telephone number at that location is (410) 962-8044.

                                  RISK FACTORS

RISKS OF INVESTING IN MORTGAGE BONDS SECURED BY MULTIFAMILY APARTMENT PROPERTIES

     One of the major risks of investing in Mortgage Bonds secured by multifamily residential properties is the possibility that a Property will not generate income sufficient to meet its operating expenses, including debt service on the related Mortgage Bonds, or that the net proceeds of a sale of such Property will not be sufficient to repay the related Mortgage Bonds. In that event, delays in payments on the Mortgage Bonds and/or losses of principal on the Mortgage Bonds may occur. The factors affecting the operations of each Property and its potential for appreciation in value include general and local economic or market conditions, changes in neighborhood characteristics, changes in real estate taxes, insurance premiums, cost of utilities, changes in the amount of operating, administrative and maintenance costs relating to the Property, rental values, rent strikes, collection difficulties, governmental rules and fiscal policies, vandalism, uninsured losses and competition from existing and future housing complexes in the vicinity of the Properties. A significant portion of the Properties have failed in the past to meet required debt service under the Mortgage Bonds, and a number of the Mortgage Bonds have been refunded on terms which defer, and in certain circumstances reduce, the amounts payable thereunder. There can be no assurance that such defaults and refundings will not occur in the future. In addition, changes in property operating cash flow will have a greater effect on the Company in those instances where contingent or participating interest is payable on a Mortgage Bond.

INVESTMENTS IN JUNIOR MORTGAGES

     When the Company invests in mortgages (or related bonds) which are junior to senior mortgages on a particular property, the Company is subject to the risks of such investment, which include the risks that borrowers may not be able to make debt service payments on both the senior and the junior mortgages, that the value of property may be less than the amounts owed under both mortgages, and that debt service collected on the junior mortgages may be lower than the Company's cost of funds. If any of the above occurred, the Company's ability to make expected distributions to the Company's shareholders could be adversely affected.

BOARD OF DIRECTORS' ABILITY UNILATERALLY TO EFFECT CHANGES IN INVESTMENT, FINANCING AND CERTAIN OTHER POLICIES

     The major policies of the Company, including its policies with respect to acquisitions, financing, growth, debt, capitalization and distributions, will be determined by the Company's Board of Directors. Although the Board of Directors of the Company has no present intention to change the Company's business plan, the Board of Directors may amend or revise it and certain other policies from time to time without a vote of the Company's shareholders. Accordingly, the Company's shareholders will have no control over changes in the policies of the Company (except for certain policies directly affecting holders of the Company's preferred shares); changes in the Company's policies may not fully serve the interests of all of the Company's shareholders.

PROVISIONS THAT MAY DISCOURAGE CHANGES OF CONTROL

     The Company's organizational documents contain provisions that may be deemed to have an anti-takeover effect, including the staggered terms of the Company's directors, business combination and fair price provisions and control share acquisition provisions. The Company has adopted a shareholder rights plan. Further, the employment agreements of certain of the officers provide them with substantial payments should their employment terminate as a result of a change of control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and management and in the policies formulated by the Board of Directors and to discourage an unsolicited takeover of the Company if the Board of Directors determines that such a takeover is not in the best interests of the persons to which the Board of Directors feels it owes a fiduciary duty, including the Company's shareholders. These provisions may, however, have the effect of delaying, deferring or preventing a takeover attempt that a shareholder might consider to be in the shareholder's best interest, including offers that might result in a premium over market price for the Common Shares. These provisions may reduce interest in the Company as a potential acquisition target or reduce the likelihood of a change in the management or voting control of the Company without the consent of the then incumbent Board of Directors. In addition, in the event that certain business combination or share acquisition transactions occur, and the Company's special shareholder does not approve of such transaction, such special shareholder has the right to withdraw as a shareholder of the Company; and in the event of such withdrawal, (i) the Company would be obligated to pay the withdrawing special shareholder $1,000,000, and (ii) a new special shareholder might have to be found in order to ensure that the Company is not deemed to be taxable as a corporation, any of which may have an adverse effect on the Company or the Common Shares.

ISSUANCE OF ADDITIONAL SECURITIES

     The Company may issue additional securities, including additional preferred interests in the Company, in the public or private market to obtain funds for the acquisition of additional assets or may exchange such securities for additional assets. The ability of the Company to sell or exchange such securities will depend on conditions then prevailing in the relevant capital markets and the Company's results of operations, financial condition and business prospects. The issuance of such additional securities will not be subject to the approval of the holders of Common Shares, could affect the timing and amount of distributions to the holders of Common Shares, and may affect the trading price of the Common Shares. The holders of Common Shares will not have any preemptive rights in connection with the issuance of any additional securities of the Company.

CONFLICTS OF INTEREST

     Affiliates of certain directors and officers of the Company are also responsible for a full range of property management functions for certain Properties for which they receive property management fees pursuant to management contracts. The Company's management believes that these contracts provide for fees which are at or below market rates for property management fees. These management contracts will continue to be renewed only if (i) such affiliates are providing such property management services at a price competitive with the prices which would be charged for such goods and services by independent parties for comparable goods and services in the same geographic location, and (ii) in the case of any management contract with any affiliate of any member of the Company's Board of Directors, such management contract is approved by the independent directors of the Company. Nonetheless, conflicts may exist in determining whether to renew or terminate these management contracts, and in setting the fees payable under such contracts, since any change in such fees could affect the amounts payable under the related Mortgage Bonds.

     Certain entities which control certain Properties are controlled by Mark K. Joseph, the Chairman of the Board and Chief Executive Officer of the Company. In addition, Michael L. Falcone, the President and Chief Operating Officer of the Company, also has a minority interest in certain entities involved with the Properties. As a result, such entities could have interests which do not fully coincide with, or even are adverse to, the interests of the Company. Such entities could choose to act in accordance with their own interests, which could adversely affect the Company. Among the actions such entities could desire to take might be selling a Property, thereby causing a redemption event, at a time and under circumstances which would not be advantageous to the Company.

ADVERSE EFFECTS OF CHANGES IN INTEREST RATES

     An increase in market interest rates may lead prospective purchasers of the Company's existing assets or holders of the Company's debt or equity securities to demand a higher annual yield than they would have otherwise and could increase the cost to the Company of borrowing funds for investment in additional assets, any of which could adversely affect the amount of funds available for distribution to the holders of Common Shares. Any increase in market interest rates also may reduce the market value of the Company's assets and the market value of the Common Shares.

                                USE OF PROCEEDS

     Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net cash proceeds from the sale of Common Shares in respect of which this Prospectus is being delivered for general corporate purposes, including new investments, working capital, and repayment of indebtedness. Pending such uses, the Company may invest such net proceeds in short term liquid investments. Any specific allocation of the net proceeds of an offering of the Common Shares to a specific purpose will be determined at the time of such offering and will be described in the related Prospectus Supplement.

                          DESCRIPTION OF COMMON SHARES

     The following brief description of the Common Shares does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Company's Amended and Restated Certificate of Formation and Operating Agreement (the "Operating Agreement") and By-laws, copies of which are exhibits to the Registration Statement of which this Prospectus is a part.

GENERAL

     The Operating Agreement does not limit the number of Common Shares which the Company's Board of Directors may cause the Company to issue. The Company had 11,092,591 Common Shares outstanding at March 31, 1997. The Company will pay distributions to holders of the Common Shares on a pro rata basis when declared by its Board of Directors out of funds legally available therefor. Distributions to the holders of Common Shares are subject to preferences on distributions on the Company's then outstanding Series I Preferred Shares, Series II Preferred Shares, Series I Preferred Capital Distribution Shares, Series II Preferred Capital Distribution Shares, Term Common Shares, and any other preferred securities which may be issued by the Company in the future. At March 31, 1997, the Company had outstanding 16,329 Series I Preferred Shares, 7,637 Series II Preferred Shares, 8,909 Series I Preferred Capital Distribution Shares, 3,809 Series II Preferred Capital Distribution Shares and 2,000 Term Common Shares.

     Holders of Common Shares have no preemptive, conversion, sinking fund or cumulative voting rights. The Common Shares are not redeemable, except pursuant to certain anti-takeover provisions adopted by the Company.

     The Operating Agreement and By-laws of the Company set forth the relationship of the shareholders to the Company and to one another and the manner in which the Company will conduct its operations, much like the articles and bylaws of a Delaware corporation or the partnership agreement of a Delaware general or limited partnership. While as a limited liability company the Company is not subject to the Delaware General Corporation Law (the "DGCL"), the Delaware Limited Liability Company Act permits a limited liability company agreement to provide, and the Operating Agreement and By-laws of the Company do provide, that the management of a limited liability company shall be conducted by a board of directors and officers designated by such board and that the holders of shares in such limited liability company (as is the case with the holders of the Common Shares) be afforded substantially all of the rights that are afforded holders of the common stock issued by a corporation organized under the DGCL. In all material respects, the fiduciary duties of the directors and officers of the Company and any duties of shareholders of the Company and their affiliates are the same as those applicable under the DGCL.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Shares is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016, telephone number (908) 272-8511.

                              PLAN OF DISTRIBUTION

     The Company may sell Common Shares to one or more underwriters or dealers for public offering and sale by them or may sell Common Shares to investors directly or through agents. The Prospectus Supplement with respect to the Common Shares offered thereby describes the terms of the offering of such Common Shares and the method of distribution of the Common Shares offered thereby and identifies any firms acting as underwriters, dealers or agents in connection therewith.

     The Common Shares may be distributed from time to time in one or more transactions at a fixed price or prices (which may be changed), at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at prices determined as specified in the Prospectus Supplement. In connection with the sale of the Common Shares, underwriters, dealers or agents may be deemed to have received compensation from the Company in the form of underwriting discounts, concessions or commissions and may also receive commissions from purchasers of the Common Shares for whom they may act as agent. Underwriters may sell the Common Shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Certain of the underwriters, dealers or agents who participate in the distribution of Common Shares may engage in other transactions with, or perform other services for, the Company in the ordinary course of business.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Common Shares, and any discounts, concessions or commissions allowed by underwriters to dealers, are set forth in the Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of Common Shares may be deemed to be underwriters, and any discounts or commissions received by them and any profit realized by them on the resale of the Common Shares may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the applicable Prospectus Supplement.

     Underwriters and their controlling persons, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     The Common Shares are traded on the American Stock Exchange. Any Common Shares sold pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance. In order to comply with the securities laws of certain states, if applicable, Common Shares will be sold in such jurisdictions only through registered or licensed brokers and dealers.

                                    EXPERTS

     The consolidated financial statements of the Company incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Rogers & Wells, New York, New York.

Color pictures of each of the following multifamily buildings with these captions: "Whispering Lake Kansas City, Missouri," "Riverset Memphis, Tennessee" and "Newport-on-Seven St. Louis Park, Minnesota."

======================================================

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR IN THE PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY OR THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

       ------------------------------

             TABLE OF CONTENTS

           PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
Prospectus Supplement Summary........    S-3
Summary Financial Data...............    S-8
Risk Factors.........................    S-9
Use of Proceeds......................   S-18
Price Range of Common Shares and
  Dividend History...................   S-18
Capitalization.......................   S-19
The Company..........................   S-20
The Investments......................   S-23
The Properties.......................   S-26
Management...........................   S-27
Federal Income Tax Considerations....   S-28
Underwriting.........................   S-36
Experts..............................   S-38
Legal Matters........................   S-38

       ------------------------------

                 PROSPECTUS

Available Information................      2
Incorporation of Certain Documents by
  Reference..........................      2
The Company..........................      3
Risk Factors.........................      4
Use of Proceeds......................      6
Description of Common Shares.........      6
Plan of Distribution.................      6
Experts..............................      7
Legal Matters........................      7

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              3,000,000 SHARES

               [MUNIMAE LOGO]



               COMMON SHARES


       ------------------------------
           PROSPECTUS SUPPLEMENT
       ------------------------------


              JANUARY 26, 1998


           LEGG MASON WOOD WALKER
                INCORPORATED

             MERRILL LYNCH & CO.

         WHEAT FIRST BUTCHER SINGER
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